Exhibit 1.1

EXECUTION VERSION

Agreement and Plan of Merger

by and among

Arena Holdings, Inc.,
PTC Inc., Astronauts Merger Sub, Inc.,
and

the Representative named herein

December 12, 2020

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(continued)

Page

ARTICLE I THE MERGER		1
1.01	The Merger	1
1.02	Filing of Merger Certificate; Effective Time	2
1.03	Effect of the Merger; Further Assurances	2
1.04	Conversion of Shares; Treatment of Options	3
1.05	Pre-Closing Merger Consideration Estimate	4
1.06	Closing Payments	5
1.07	Surrender of Certificates; Paying Agent	6
1.08	Post-Closing Merger Consideration Adjustment	7
1.09	Appraisal Rights	10
1.10	Withholding Rights	10
ARTICLE II CLOSING		11
2.01	The Closing	11
2.02	Certain Closing Deliveries	11
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12
3.01	Organization and Power	12
3.02	Authorization; No Breach	13
3.03	Governmental Consents	13
3.04	Capitalization	14
3.05	Subsidiaries	15
3.06	Financial Statements; No Undisclosed Liabilities	15
3.07	Absence of Certain Developments	16

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3.08	Litigation; No Orders	18
3.09	Permits; Compliance with Laws	18
3.10	Taxes	18
3.11	Contracts	22
3.12	Accounts Receivable	24
3.13	Real Property; Assets	24
3.14	Intellectual Property	25
3.15	Cyber and Data Security	27
3.16	Employees	27
3.17	Employee Benefit Plans	28
3.18	Insurance	30
3.19	Environmental Matters	31
3.20	Affiliated Transactions	31
3.21	Broker Fees	32
3.22	Key Suppliers; Key Customers	32
3.23	Books and Records	32
3.24	Corrupt Practices	32
3.25	No Additional Representations or Warranties	33
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		33
4.01	Organization and Power	33
4.02	Authorization; No Breach	33
4.03	Governmental Bodies; Consents	34

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4.04	Litigation	34
4.05	Broker Fees	34
4.06	Investment Representation; Investigation	34
4.07	Board Approvals	35
4.08	Vote Required	35
4.09	Financial Capability	35
4.10	Solvency	35
4.11	Operation of Buyer and Merger Sub	36
4.12	No Additional Representations or Warranties	36
ARTICLE V COVENANTS OF THE COMPANY		36
5.01	Conduct of the Company	36
5.02	Access to Books and Records	40
5.03	Regulatory Filings	40
5.04	Notification	41
5.05	Exclusivity	41
5.06	Reasonable Best Efforts	41
5.07	Resignations	41
5.08	280G Cooperation	42
5.09	Necessary Stockholder Approval	42
5.10	Repayment of Indebtedness	42
5.11	Required Financial Statements	42
ARTICLE VI COVENANTS OF BUYER AND MERGER SUB		43
6.01	Access to Books and Records	43

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6.02	Regulatory Filings	43
6.03	Notification	44
6.04	Reasonable Best Efforts	44
6.05	Director and Officer Liability and Indemnification	44
6.06	Contact with Business Relations	46
6.07	Tax Matters	47
6.08	R&W Insurance Policy	48
ARTICLE VII CONDITIONS TO CLOSING		49
7.01	Conditions to All Parties’ Obligations	49
7.02	Conditions to Buyer’s and Merger Sub’s Obligations	49
7.03	Conditions to the Company’s Obligations	50
7.04	Waiver of Conditions	50
ARTICLE VIII TERMINATION		51
8.01	Termination	51
8.02	Effect of Termination	52
8.03	Certain Other Effects of Termination	52
ARTICLE IX ADDITIONAL AGREEMENTS AND COVENANTS		52
9.01	Further Assurances	52
9.02	Employees and Employee Benefits	52
9.03	Antitrust Notification	54
9.04	Certain Consents	55
9.05	Written Consents; Section 262 Notices	56
9.06	Affiliate Contracts	56

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ARTICLE X MISCELLANEOUS		56
10.01	Survival; Certain Waivers	56
10.02	Acknowledgment by the Buyer Parties	58
10.03	Provision Respecting Representation of Company	60
10.04	Press Releases and Communications	61
10.05	Expenses	61
10.06	Notices	62
10.07	Assignment	63
10.08	Amendment and Waiver	63
10.09	Third Party Beneficiaries	63
10.10	Non‑Recourse	64
10.11	Severability	64
10.12	Construction	64
10.13	Disclosure Schedules	64
10.14	Complete Agreement	65
10.15	Conflict Between Transaction Documents	65
10.16	Specific Performance	65
10.17	Jurisdiction and Exclusive Venue	66
10.18	Governing Law; Waiver of Jury Trial	66
10.19	Representative	67
10.20	No Right of Set‑Off	70
10.21	Counterparts	70
ARTICLE XI DEFINITIONS		70

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11.01	Certain Definitions	70
11.02	Defined Terms	81
11.03	Interpretation	83

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STRICTLY CONFIDENTIAL

MLB DRAFT 12/9/2020

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Net Working Capital
Exhibit C	Adjustment Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Company Closing Certificate
Exhibit G	Form of Buyer Closing Certificate
Exhibit H	Form of Option Cancellation Agreement

DB1/ 117681674.1

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 12, 2020, is made by and among (i) Arena Holdings, Inc., a Delaware corporation (the “Company”), (ii) PTC Inc., a Massachusetts corporation (“Buyer”), (iii) Astronauts Merger Sub, Inc., a Delaware corporation and wholly‑owned Subsidiary of Buyer (“Merger Sub” and, together with the Company, the “Constituent Corporations”), and (iv) Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative as set forth in this Agreement (the “Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE XI below. “Party” as used herein means, individually, each of the Company, Buyer, Merger Sub and, solely in such capacity, the Representative (and all are collectively referred to herein as the “Parties”).

WHEREAS, the boards of directors of the Company, Buyer and Merger Sub have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the DGCL, the MGL and, to the extent applicable, the CCC (the “Merger”), and the board of directors of the Company (the “Company Board”) has declared that it is advisable and in the best interests of the stockholders of the Company that this Agreement and the Merger be adopted and approved by the stockholders of the Company;

WHEREAS, Buyer, in its capacity as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;

WHEREAS, the authorized capital stock of the Company consists of 111,000,000 shares, all of which are shares of common stock, par value $0.001 per share (the “Common Stock”);

WHEREAS, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and owned by Buyer; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company shall cause to be executed and delivered to Buyer the Voting and Support Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I

THE MERGER

1.01The Merger. On and subject to the terms and conditions contained herein, and in accordance with Section 251 of the DGCL, and, to the extent applicable, the CCC, at the Effective Time, Merger Sub will merge with and into the Company, with (i) the separate corporate existence of Merger Sub thereupon ceasing and (ii) the Company surviving the Merger as a wholly‑owned Subsidiary of Buyer (the Company, as the surviving corporation after the Effective Time, is sometimes referred to herein as the “Surviving Corporation”).

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1.02Filing of Merger Certificate; Effective Time. At the Closing, subject to satisfaction or waiver of the conditions specified in ARTICLE VII, (i) the Company will execute a certificate of merger in substantially the form of Exhibit A (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL, and (ii) the Company and Merger Sub will, and Buyer will cause Merger Sub to, cause such executed Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and the Merger will be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Buyer and the Company and specified therein (the “Effective Time”).

1.03Effect of the Merger; Further Assurances.

(a)The Merger will have the effects provided in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL, the MGL and the CCC (as applicable). If, at any time after the Effective Time, the Surviving Corporation determines that any further documents or acts are necessary to vest in the Surviving Corporation the title to any properties, rights, privileges, powers or franchises of the Constituent Corporations acquired in the Merger or to otherwise carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors will execute and deliver all such documents and do all such acts, and the officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action after the Effective Time solely for the purposes set forth in this Section 1.03.

(b)Subject to compliance with Section 6.05(b), at the Effective Time the certificate of incorporation of the Company will, by operation of Law and without any further action by any Person, be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (except for any references to the name, incorporator or original directors of Merger Sub), and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, and applicable Law.

(c)Subject to compliance with Section 6.05(b), at the Effective Time, the bylaws of the Company will, by operation of Law and without any further action by any Person, be amended and restated in their entirety to contain the provisions set forth in the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except for any references to the name of Merger Sub), and as so amended and restated will be the bylaws of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation, and applicable Law.

(d)The directors of Merger Sub in office immediately prior to the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.

(e)The officers of Merger Sub in office immediately prior to the Effective Time, will be the officers of the Surviving Corporation until their successors are duly elected and

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qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.

1.04Conversion of Shares; Treatment of Options. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the securities described below:

(a)Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one (1) validly issued, fully paid and non‑assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock cancelled pursuant to Section 1.04(c) and Dissenting Shares) will be converted into the right to receive the Closing Capital Stock Per Share Merger Consideration, plus any amount payable with respect to such share of Common Stock pursuant to Section 1.08, as applicable, and will automatically be cancelled and retired and will cease to exist.

(c)Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned or held, directly or indirectly, by the Company or by Buyer, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, will be cancelled and retired and will cease to exist without any conversion thereof and no payment of cash or any other consideration will be made with respect thereto.

(d)Each unexercised Option outstanding immediately prior to the Effective Time that is or becomes an In-the-Money Option at the Closing will, as of the Effective Time, be converted into the right to receive upon delivery by the holder of such In-the-Money Option to Buyer (provided such In-the-Money Option has not expired, lapsed or been terminated prior to such delivery to Buyer) of a cancellation agreement, substantially in the form attached as Exhibit H (an “Option Cancellation Agreement”), the Closing Option Per Share Merger Consideration payable pursuant to Section 1.06, plus any amount payable with respect to such Option pursuant to Section 1.08 (as applicable), in each case, subject to any applicable Tax withholding pursuant to Section 1.10, and will automatically be cancelled and retired and will cease to exist. Each Option that does not otherwise become an In-the-Money Option as contemplated by the immediately preceding sentence shall be cancelled and retired and cease to exist effective as of the Effective Time, with no consideration payable or owed therefor. The amount of cash each Optionholder is entitled to receive with respect to his or her In-the-Money Options shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Options held by such Optionholder. Each Option that is not an In-the-Money Option shall be forfeited and cancelled and no payment shall be made in respect of such Option. For the avoidance of doubt, the Option Cancellation Agreement shall not include any restrictive covenants, including non-competition, non-solicitation or non-hire covenants and receipt by Buyer of Option Cancellation Agreements shall not be a condition to Closing.

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1.05Pre-Closing Merger Consideration Estimate.

(a)At least three (3) Business Days prior to the Closing, the Company will prepare and deliver to Buyer (x) an estimated unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Calculation Time (the “Estimated Closing Balance Sheet”) and (y) a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of (i) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the estimated Closing Cash (the “Estimated Closing Cash”), (iii) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), (v) the Company’s calculation of the Estimated Merger Consideration derived from the foregoing, (vi) the Closing Capital Stock Per Share Merger Consideration and Closing Stock Payment payable at the Closing to each Stockholder in accordance with Section 1.05(a), and (vii) the Closing Capital Stock Per Share Merger Consideration and Closing Option Payment payable at the Closing to each Optionholder in accordance with Section 1.05(b).  The Estimated Closing Statement will be prepared, and the Estimated Closing Net Working Capital, the Estimated Closing Balance Sheet, the Estimated Closing Cash, the Estimated Closing Indebtedness and the Estimated Transaction Expenses will be determined, in each case, in good faith, on a consolidated basis in accordance with the definitions set forth in this Agreement and the Accounting Principles.  The portion of the Estimated Merger Consideration each Stockholder will be entitled to receive at the Closing in respect of his, her or its shares of Common Stock (the “Closing Stock Payment”) will be set forth on the Estimated Closing Statement and equal the product of (i) the Closing Capital Stock Per Share Merger Consideration multiplied by (ii) the number of shares of Common Stock held by such Stockholder immediately prior to the Effective Time that were converted in accordance with Section 1.04(b).

(b)The portion of the Estimated Merger Consideration each Optionholder will be entitled to receive at the Closing in respect of his, her or its Options (the “Closing Option Payment”) will be set forth on the Estimated Closing Statement and equal, with respect to each In-the-Money Option, the product of (i) the Closing Option Per Share Merger Consideration applicable to such In-the-Money Option multiplied by (ii) the number of shares of Common Stock corresponding to such In-the-Money Option held by such Optionholder as of immediately prior to the Effective Time that were converted in accordance with Section 1.04(d).

(c)Following delivery of the Estimated Closing Statement, the Company shall cooperate in good faith to answer any questions and use commercially reasonable efforts to attempt to resolve any issues raised by Buyer and its Representatives in connection with their review of the Estimated Closing Statement, and the Company shall provide Buyer and its Representatives with reasonable access to the books and records of the Company and its Subsidiaries to assist Buyer and its Representatives in connection with their review of such Estimated Closing Statement; provided that (i) such access shall not unreasonably interfere with the normal business operations of the Company or its Subsidiaries and (ii) if the parties are unable to resolve any issues raised by Buyer and its Representatives after cooperating in good faith, the Estimated Closing Statement will control for purposes of Closing.

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1.06Closing Payments.

(a)At the Closing, Buyer will, or will cause Merger Sub to, deposit with the Paying Agent the aggregate Closing Stock Payments payable to the Stockholders as set forth in the Estimated Closing Statement by wire transfer of immediately available funds to the account designated by the Paying Agent no later than two (2) Business Days prior to the Closing Date.

(b)At the Closing, Buyer will, or will cause Merger Sub to, deliver the aggregate Closing Option Payments payable to the Optionholders, as set forth in the Estimated Closing Statement, by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days prior to the Closing Date. No later than three (3) Business Days following the Closing, the Company will distribute to the Optionholders through a special payroll of the Company, their respective Closing Option Payments, subject to any applicable Tax withholding pursuant to Section 1.10.  After the Closing, Buyer shall cause the Surviving Corporation to make payment to the appropriate taxing authority or authorities of any amounts withheld from payment to the Optionholders in accordance with Section 1.10.

(c)At the Closing, Buyer will, or will cause Merger Sub to, deliver the Adjustment Escrow Deposit Amount to the Escrow Agent by wire transfer of immediately available funds to an escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the “Adjustment Escrow Account”) and established pursuant to the terms of an escrow agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit C (the “Adjustment Escrow Agreement”), among Buyer, the Representative and the Escrow Agent. The Adjustment Escrow Account will be maintained separately from other funds held by the Escrow Agent and will be Buyer’s and Merger Sub’s sole and exclusive source of recovery for any amounts owing to Buyer, Merger Sub or, following the Closing, the Surviving Corporation pursuant to Section 1.08 and shall be released in accordance with the terms thereof.

(d)At the Closing, Buyer will pay, or will cause Merger Sub to pay, to the Representative, the Representative Holdback Amount, by wire transfer of immediately available funds to an account designated by the Representative at least two (2) Business Days prior to the Closing Date.

(e)At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses to such Persons as they are owed by wire transfer of immediately available funds to accounts designated by the Company at least two (2) Business Days prior to the Closing Date.

(f)At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all amounts required to be paid under the payoff letters delivered pursuant to Section 5.10 (the “Payoff Letters”) at least two (2) Business Days prior to the Closing Date in order to fully discharge the Indebtedness owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such Payoff Letters.

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1.07Surrender of Certificates; Paying Agent.

(a)In accordance with the paying agent agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit D (the “Paying Agent Agreement”), the Paying Agent will act as the Buyer’s agent in delivering to each Stockholder its respective Closing Stock Payment in return for the Certificates which, prior to the Effective Time, represented shares of Common Stock (other than shares of Common Stock cancelled pursuant to Section 1.04(c) and Dissenting Shares), as well as any amounts owed to such Stockholders pursuant to Section 1.08. At or after the Effective Time, upon surrender of Certificates and delivery by a Stockholder of a duly executed letter of transmittal substantially in the form of Exhibit E (the “Letter of Transmittal”) to the Paying Agent, (i) the Paying Agent will pay each such Stockholder the Closing Stock Payment to which such Stockholder is entitled under Section 1.05 and (ii) each Stockholder will be irrevocably entitled to receive the portion of any amount payable under Section 1.08 with respect to the shares of Common Stock held by such Stockholder immediately prior to the Effective Time. The Stock Consideration payable to a Stockholder will be made by wire transfer of immediately available funds to an account designated in writing by such Stockholder in the Letter of Transmittal, unless, to the extent permitted by the Letter of Transmittal, alternative arrangements are specified by such holder in the Letter of Transmittal. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement prior to the Closing Date will be paid his, her or its Closing Stock Payment on the same Business Day as the Effective Time. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement thereafter will be paid his, her or its Closing Stock Payment as soon as possible after delivery thereof is made (but in any event no later than two (2) Business Days after the date such delivery thereof is made).

(b)If any Certificate has been or is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that a Certificate has been lost, stolen or destroyed (in form and substance reasonably satisfactory to the Paying Agent) and, if required by the Paying Agent, the delivery of such indemnity by such Person as is reasonably satisfactory to the Paying Agent, the Paying Agent will deliver to such Person in exchange for such lost, stolen or destroyed Certificate or instrument representing shares of Common Stock the proper amount of the Stock Consideration to which they are entitled hereunder, subject to the other deliveries required by this Section 1.07.

(c)At any time that is more than one (1) year after the Effective Time, Buyer may cause the Paying Agent to pay over to the Surviving Corporation any portion of the Stock Consideration (including any earnings thereon) that had been delivered to the Paying Agent and that has not been disbursed to Stockholders as of such time (other than any amounts then subject to dispute). After the Paying Agent makes such payments to the Surviving Corporation, all former Stockholders will be entitled to look only to the Surviving Corporation (subject to any applicable abandoned property, escheat and other similar Laws) as general creditors thereof with respect to the cash payable upon surrender of their Certificates pursuant to this Agreement, and the Paying Agent will have no further obligation under this Section 1.07 in its capacity as such. None of the Surviving Corporation, Buyer, Merger Sub, the Representative or the Paying Agent will be liable to any Person in respect of amounts paid to a public official to the extent required under any applicable abandoned property, escheat or similar Law.

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(d)At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the books and records of the Company. If, after the Effective Time, Certificates representing shares of Common Stock are presented to the Surviving Corporation or the Paying Agent, they will be cancelled and exchanged as provided in this Section 1.07.

1.08Post-Closing Merger Consideration Adjustment. Following the Closing Date, the Merger Consideration will be adjusted, if at all, as set forth below:

(a)Buyer will prepare and deliver to the Representative within sixty (60) days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Calculation Time (the “Closing Balance Sheet”), (ii) a statement (the “Closing Statement”) setting forth a calculation of (1) the Closing Net Working Capital, (2) the Closing Cash, (3) the Closing Indebtedness, (4) the Transaction Expenses, (5) Buyer’s calculation of the Final Merger Consideration derived from the foregoing, and (6) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts set forth in the Estimated Closing Statement and (iii) reasonably detailed information and support for the foregoing calculations and proposed changes. The Closing Balance Sheet and Closing Statement will be prepared, and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be determined, in each case, in good faith, on a consolidated basis in accordance with the definitions set forth in this Agreement and the Accounting Principles. The Parties agree that the purpose of preparing the Closing Balance Sheet and the Closing Statement and calculating Final Merger Consideration is solely to (x) accurately measure the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses and (y) measure the difference in Closing Net Working Capital from the Lower Bound Target Net Working Capital or Upper Bound Target Net Working Capital, as applicable, and such processes are not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies that are different from the Accounting Principles.

(b)On or prior to the sixtieth (60th) day following Buyer’s delivery of the Closing Balance Sheet and the Closing Statement, the Representative may give Buyer a written notice stating in reasonable detail the Representative’s objections (a “Notice of Disagreement”) to the Closing Balance Sheet and the Closing Statement. During such 60‑day period, and any period of dispute thereafter with respect to such Closing Balance Sheet and/or Closing Statement, Buyer will, and will cause the Surviving Corporation and its Subsidiaries to, (i) provide the Representative and its Advisors reasonable access to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, and personnel of the Surviving Corporation and its Subsidiaries (including Surviving Corporation personnel responsible for accounting and finance and senior management) and, subject to execution of any customary work paper access letters required by them, the Surviving Corporation’s accountants and their work papers, and (ii) otherwise reasonably cooperate with and assist the Representative and its Advisors in connection with such review; provided that such access (a) shall be limited to documents and personnel that relates to the Closing Balance Sheet and the Closing Statement and (b) shall be exercised in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Surviving Corporation. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed

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acceptable to the Representative, and will be final and binding upon all Parties upon delivery of the Notice of Disagreement. If the Representative does not deliver to Buyer a Notice of Disagreement within such 60‑day period, then the Closing Balance Sheet, the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be final and binding upon the Parties as of the expiration of such 60‑day period, and the Final Merger Consideration set forth in the Closing Statement will constitute the Final Merger Consideration for all purposes of this Section 1.08.

(c)Following Buyer’s receipt of any Notice of Disagreement, the Representative and Buyer may attempt to negotiate in good faith to resolve the disputed matters set forth therein, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Buyer and the Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. In the event that the Representative and Buyer fail to resolve any of the Representative’s proposed adjustments set forth in the Notice of Disagreement within thirty (30) days after Buyer receives the Notice of Disagreement (or such longer period as agreed by Buyer and the Representative in writing), the Representative and Buyer agree to use their respective reasonable best efforts to cause Grant Thornton LLP (provided that if Grant Thornton LLP is not independent or unable or unwilling to serve in such capacity, the Representative and Buyer shall jointly select an alternative firm that is a nationally recognized independent accounting or valuation firm) (the “Firm”), within forty‑five (45) days immediately following such first 30‑day period, to make the final written determination of all matters which were included in the Notice of Disagreement and were not resolved directly by Buyer and the Representative. Buyer and the Representative will instruct the Firm to, and the Firm will, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement solely by aggregating (i) the Closing Statement items that were never in dispute (ii) the resolution of those disputed items that were resolved directly by Buyer and the Representative and (iii) the Firm’s determination with respect to the remaining disputed items, in each case, acting as an expert and not as an arbitrator. Buyer and the Representative will execute a customary engagement letter and will cooperate with the Firm during the term of its engagement. Buyer and the Representative will instruct the Firm not to, and the Firm will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand. Buyer and the Representative will also instruct the Firm to, and the Firm will, make its determination based solely on the terms and provisions of this Agreement and on written submissions by Buyer and the Representative that are in accordance with this Agreement (i.e., not on the basis of an independent review). The Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, as adjusted by the Firm in accordance with this Section 1.08(c), will be final and binding on the Parties on the date the Firm delivers its final determination in writing to Buyer and the Representative. The date on which the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses are finally determined pursuant to Section 1.08(b), are agreed upon by Buyer and the Representative pursuant to this Section 1.08(c) or are determined by the Firm in accordance with this Section 1.08(c) is referred to as the “Settlement Date.”  The fees, costs and expenses of the Firm will be allocated between Buyer, on the one hand, and Representative (on behalf of the Stockholders and Optionholders), on the other hand, in the same proportion that the aggregate

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amount of the disputed items so submitted to the Firm that is unsuccessfully disputed by such Party (as finally determined by the Firm) bears to the total amount of disputed items submitted. For example, if the Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by the Representative, and if the Firm ultimately resolves the dispute by awarding the Representative (on behalf of the Stockholders and Optionholders) $300 of the $500 contested, then the costs and expenses of the Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Representative (on behalf of the Stockholders and Optionholders).

(d)If the Estimated Merger Consideration exceeds the Final Merger Consideration (such excess, the “Excess Amount”), Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within five (5) Business Days after the Settlement Date by wire transfer of immediately available funds, the Excess Amount from the Adjustment Escrow Funds. In the event that the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), Buyer and the Representative will simultaneously with delivery of the instructions in the immediately foregoing sentence deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to or as directed by the Representative (or its designee), with all such amounts, subject to Section 10.19(b), to be paid to the Stockholders or Optionholders in accordance with each such holder’s Pro Rata Portion; provided, that the portion of any such amounts payable to Optionholders shall be remitted to the Surviving Corporation for payment to such Persons through the Surviving Corporation’s payroll procedures subject to applicable Tax withholding pursuant to Section 1.10, and the Surviving Corporation shall make such payments promptly following receipt thereof.  The Adjustment Escrow Funds shall be the sole and exclusive source of recovery for any Excess Amount.

(e)If the Final Merger Consideration exceeds the Estimated Merger Consideration (such excess, the “Adjustment Amount”), then (i) Buyer will, within five (5) Business Days after the Settlement Date, make payment of the Adjustment Amount by wire transfer of immediately available funds to or as directed by the Representative (or its designee), and (ii) Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within five (5) Business Days after the Settlement Date, to or as directed by the Representative (or its designee), with all such amounts, subject to Section 10.19(b), to be paid to the Stockholders or Optionholders based on each such holder’s Pro Rata Portion; provided, that (x) notwithstanding anything contained herein to the contrary, in satisfying its obligations pursuant to this Section 1.08(e), in no event shall Buyer be required to make payments that, in the aggregate, exceed the Adjustment Escrow Deposit Amount and (y) the portion of any such amounts payable to Optionholders shall be remitted to the Surviving Corporation for payment to such Persons through the Surviving Corporation’s payroll procedures subject to applicable Tax withholding pursuant to Section 1.10, and the Surviving Corporation shall make such payments promptly following receipt thereof.

(f)The Parties hereto agree that any payment made pursuant to this Section 1.08 shall be treated for all purposes (including for Tax purposes) as an adjustment to the aggregate consideration, unless otherwise required by applicable Law.

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1.09Appraisal Rights. Each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and is held by a Person who, in accordance with Section 262 of the DGCL and Section 1313 of the CCC (if applicable), (i) has not voted in favor of the Merger or consented thereto in writing or executed an enforceable waiver of appraisal rights (whether before or after the date of this Agreement) and (ii) has properly demanded appraisal of such share of Common Stock, and not effectively withdrawn, lost or failed to perfect their rights to appraisal, will not, at the Effective Time, be converted into the right to receive any portion of the Stock Consideration and instead will be cancelled and retired and shall cease to exist and shall represent only the right to receive payment from the Surviving Corporation with respect thereto as provided by the DGCL and the CCC (if applicable), unless and until the holder of any such share has failed to perfect or has effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL and the CCC (if applicable), in which case such share will thereupon be deemed, as of the Effective Time, to have been cancelled and retired and to have ceased to exist and been converted into the right to receive, upon surrender of such Certificate in accordance with ARTICLE I, without interest, in accordance with this Agreement, the Stock Consideration. From and after the Effective Time, no Stockholder who has demanded appraisal rights will be entitled to vote his, her or its shares of Common Stock for any purpose or to receive payment of dividends or other distributions on his, her or its shares (except dividends or other distributions payable to Stockholders of record at a date prior to the Effective Time). Any shares of Common Stock for which appraisal rights have been properly exercised, and not subsequently withdrawn, lost or failed to be perfected, in each case, in accordance with this Section 1.09 and the DGCL and the CCC (if applicable), are referred to in this Agreement as “Dissenting Shares.”  The Company will give Buyer prompt notice of any demands for appraisal received by the Company, including any Stockholder’s notice of their intent to demand payment pursuant to the DGCL and the CCC (if applicable) that the Company receives, withdrawals of such demands and any other instruments served pursuant to the DGCL and the CCC (if applicable) and received by the Company.  The Company shall not, except with the prior written consent of Buyer, voluntarily make or agree to make any payment with respect to any demands for appraisal of Common Stock, or settle or offer to settle any such demands.

1.10Withholding Rights. Each of Buyer, Merger Sub, the Company, the Paying Agent and any of their respective Affiliates and representatives will be entitled to deduct and withhold from the Merger Consideration or any other payment made pursuant to this Agreement or any other Transaction Document such amounts that are required to be deducted and withheld pursuant to any provision of Tax Law related to or regarding the Transactions.  Buyer, Merger Sub, the Company, the Paying Agent and each of their respective Affiliates and representatives, as applicable, will timely remit any such withheld amounts to the applicable Tax authority. Such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that Buyer, Merger Sub, the Company or the Paying Agent determines that withholding from the Merger Consideration is required under applicable Tax Law (other than withholding with respect to Options or any other compensatory payments), Buyer, Merger Sub, the Company or the Paying Agent will (A) so notify the Representative, on behalf of the recipient of such payment, at least two (2) Business Days prior to the Closing Date or any subsequent date that the applicable payment is to be made, and (B) provide such recipient with an opportunity to provide any form or documentation, contest, or take other steps (at such recipient’s expense) with respect to such claim in order to avoid such withholding; provided, however, such notice and contest (or other action)

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does not subject any of Buyer, Merger Sub, the Company, the Paying Agent or any of their respective Affiliates or representatives to any potential liability to any taxing authority and would not otherwise result in adverse consequences to any of Buyer, Merger Sub, the Company, the Paying Agent or any of their respective Affiliates or representatives.

ARTICLE II

CLOSING

2.01The Closing. In lieu of an in-person meeting, the closing of the Merger and the other Transactions (the “Closing”) will be accomplished remotely by teleconference and electronic exchange of documents (in .pdf or image format) on the later of (x) January 2, 2021 or (y) the second Business Day following the satisfaction (or due waiver by the Party entitled to the benefit of such condition) of the closing conditions set forth in ARTICLE VII (other than conditions that by their nature only can be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date the Closing actually occurs is referred to herein as the “Closing Date.”

2.02Certain Closing Deliveries. Subject to the terms and conditions in this Agreement, the Parties will make the following deliveries at the Closing:

(a)Buyer will deliver each of the payments it is required to deliver under Section 1.06.

(b)Buyer will deliver to each of the Company and the Representative copies certified by a duly authorized officer of Buyer of:

(i)the resolutions or consents of the boards of directors of each of Buyer and Merger Sub approving this Agreement and the Merger; and

(ii)the unanimous written consent of Buyer, as the sole stockholder of Merger Sub, approving this Agreement and the Merger.

(c)The Company will deliver to Buyer and the Representative:

(i)a duly executed Certificate of Merger;

(ii)a copy of the resolution or consent of the Company Board approving this Agreement and the Merger certified by a duly authorized officer of the Company;

(iii)a certificate dated as of the Closing in form and substance reasonably satisfactory to Buyer and conforming to the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897‑2(h) executed by a duly authorized officer of the Company certifying that the Company is not and has not been during the five (5) years preceding the date of such statement a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

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(iv)a copy of the director and officer resignations referenced in Section 5.07;

(v)fully executed Payoff Letters (in accordance with Section 5.10); and

(vi)evidence that the Necessary Stockholder Approval has been obtained.

(d)Each of Buyer and the Representative will duly execute and deliver to the other, and to the Escrow Agent, the Adjustment Escrow Agreement.

(e)Each of Buyer and the Representative will duly execute and deliver to the other, and to the Paying Agent, the Paying Agent Agreement.

(f)The Company will deliver to Buyer evidence of the termination of the arrangements referred to in Section 9.06.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and Merger Sub, except as set forth in the disclosure schedules delivered to Buyer and Merger Sub (the “Disclosure Schedules”), as follows, as of the date of this Agreement and as of the Closing:

3.01Organization and Power.

(a)The Company is a corporation, and the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the DGCL or other applicable Laws of its state of formation or organization, and each of the Company and its Subsidiaries has all requisite power and authority to own, operate and/or lease its assets, rights and properties and to carry on its businesses as now conducted. Assuming receipt of and subject to the Necessary Stockholder Approval, the Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

(b)Each of the Company and its Subsidiaries is qualified to do business and is in good standing (or its equivalent) as a domestic or foreign entity, in each jurisdiction listed on Schedule 3.01(b), which constitute all of the jurisdictions in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(c)Complete and correct copies of the certificate of incorporation, bylaws or equivalent organizational documents of the Company and its Subsidiaries, in each case as in effect as of the date of this Agreement, have been made available to Buyer.  As of the date of this Agreement, neither the Company nor its Subsidiaries is in violation its certificate of incorporation or bylaws in any material respect.

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3.02Authorization; No Breach.

(a)The Company Board has duly adopted resolutions pursuant to which the Company Board (i) approved and authorized the execution and delivery of this Agreement and the other Transaction Documents to which the Company is or will be a party, (ii) approved the consummation of the Transactions, including the Merger, (iii) determined that the execution and delivery of this Agreement, the other Transaction Documents to which it is or will be a party, and the consummation of the Transactions is advisable, (iv) recommended that the Stockholders of the Company approve this Agreement and the Merger and (v) directed that this Agreement and the Merger be submitted to the Stockholders of the Company for their approval. Such resolutions have not been rescinded or modified and are in full force and effect. This Agreement has been, and each other Transaction Document to which the Company is a party will be, duly executed and delivered by the Company and, assuming this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Buyer and/or the other parties thereto, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

(b)Except as have been obtained on or before the date of this Agreement, the approval of the holders of a majority of the outstanding capital stock of the Company entitled to vote thereon is the only vote or approval of the Company’s Stockholders required to approve this Agreement and the Merger (the “Necessary Stockholder Approval”).

(c)Assuming receipt of the consents set forth on Schedule 3.02(c), the Necessary Stockholder Approval and the HSR Approval, and except as set forth on Schedule 3.02(c)(b), the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not and will not conflict with or result in any material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, or result in the imposition or creation of any material Lien upon any of the Company’s or any of its Subsidiaries’ properties or assets (tangible or intangible) under: (i) the certificate of incorporation, bylaws or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) any material contract to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets is bound; (iii) the Necessary Stockholder Approval or the Company Board approval; or (iv) any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible).  None of the Company, any of its Subsidiaries or any Stockholder is party to or bound by any contract that grants any Person any right of first refusal, right of first offer, right of first negotiation, notice, waiting period or other similar right in connection with a change in control of the Company (including the Transactions).

3.03Governmental Consents.  Except as set forth on Schedule 3.03, the Company is not, and none of its Subsidiaries is, required to file, seek or obtain any notice, authorization, approval, Order, Permit, consent, waiver, of, or registration, declaration or filing with any Governmental Body in connection with the execution, delivery and performance by the Company

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of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made under the HSR Act, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) any consents, approvals or filings that may be required solely by reason of Buyer’s or Merger Sub’s participation in the Transactions or any facts or circumstances relating to Buyer, Merger Sub or any of their respective Affiliates, (d) notices to Stockholders required by the DGCL, the CCC and the Company’s certificate of incorporation, or (e) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, is not material to the Company and its Subsidiaries taken as a whole and would not reasonably be expected to prevent the consummation of the Transactions.

3.04Capitalization.

(a)The authorized and outstanding capital stock or other equity interests of the Company and each of its Subsidiaries, and the record and beneficial owners thereof, in each case, as of the date hereof, are as set forth on Schedule 3.04(a). All of the outstanding shares of capital stock or other equity interests of the Company and its Subsidiaries have been duly authorized and are validly issued, fully paid and, if applicable, nonassessable and have not been issued in violation of, and are not subject to, any preemptive or subscription rights or rights of first refusal, in each case, which have been granted by the Company, and have been issued in compliance with applicable securities Laws or exemptions therefrom. There are no shares of capital stock or other equity interests of the Company owned by any Subsidiary of the Company.

(b)Schedule 3.04(b)(i) sets forth a complete and correct list of each outstanding Option as of the date hereof, including the number of shares of Common Stock issuable upon exercise, the date of grant, the expiration date, the exercise price (as applicable), whether such Option is an incentive stock option as defined in Section 422 of the Code, and the name of the holder thereof.  Except as set forth in the first sentence of Section 3.04(a) or on Schedule 3.04(b)(i), there are no outstanding options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock‑based performance units, other equity‑based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments made by the Company or any of its Subsidiaries relating to the issuance, purchase, sale or repurchase of any shares of capital stock, limited liability company interests or other equity interests issued by the Company or any of its Subsidiaries containing any equity features, or contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company or any of its Subsidiaries relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.04(b)(ii), the Company or one or more of its Subsidiaries own all of the outstanding shares or other equity interests of the Company’s Subsidiaries free and clear of all Liens other than Permitted Liens.

(c)Except as set forth on Schedule 3.04(c), there are no (i) proxies, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock or equity interests of the Company or any such Subsidiary or (ii)

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obligations or commitments restricting the transfer of, or requiring the registration or sale of, any shares of capital stock or other equity interests of the Company or any such Subsidiary. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the Stockholders of the Company or any such Subsidiary.

3.05Subsidiaries.

(a)Except for the Persons set forth on Schedule 3.05(a), the Company does not own, and has never otherwise owned, directly or indirectly, any capital stock of or any other equity or ownership interest in, or controlled, directly or indirectly, any other Person, and neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business arrangement.

(b)Schedule 3.05(b) sets forth each acquisition made by the Company or any of its Subsidiaries in any manner (including acquisition through merger, consolidation with, or the purchase of assets or equity securities) of any business or any Person or division thereof (the “Prior Acquisitions”). Neither the Company nor any of its Subsidiaries has any ongoing payment, indemnification, escrow, purchase price adjustment or other rights or obligations with respect to such Prior Acquisitions.

3.06Financial Statements; No Undisclosed Liabilities.

(a)Attached to Schedule 3.06(a) are complete and correct copies of: (i) the unaudited consolidated balance sheet as of September 30, 2020 (the “Latest Balance Sheet”) and the related statements of operations, income and cash flows for the nine month period then ended September 30, 2020 of the Company and its Subsidiaries (the “Company Unaudited Financial Statements”), and (ii) the audited consolidated balance sheet as of December 31, 2018 and December 31, 2019, and the related statements of operations, income, changes in stockholders’ equity and cash flows for the twelve month periods then ended, of the Company and its Subsidiaries (the “Audited Financial Statements” and collectively with the Company Unaudited Financial Statements, the “Financial Statements”).  Except as set forth on Schedule 3.06(a), the Financial Statements present fairly in all material respects, in accordance with GAAP consistently applied, the consolidated financial condition and the results of operations of the business of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein subject, in the case of the Company Unaudited Financial Statements, to (y) the absence of footnote disclosures and other presentation items in each case that, if present, would not differ materially from the notes presented in the Audited Financial Statements and (z) changes resulting from normal year-end adjustments (which are not expected to be material in nature or amount).

(b)Except as set forth on Schedule 3.06(b), the Company and its Subsidiaries do not have any liabilities or obligations (collectively, “Liabilities”), except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto or in the notes to the other Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, (iii) Liabilities arising in connection with the Transactions, (iv) Liabilities to be included in the computation of Closing Indebtedness or Transaction Expenses, (v) Liabilities to be included in the computation of

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Closing Net Working Capital, (vi) Liabilities disclosed on another section of the Disclosure Schedules and (vii) other Liabilities which would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. This representation will not be deemed breached as a result of a change in applicable Law, the Code or GAAP after the Closing.

(c)During the periods covered by the Financial Statements, the Company’s external auditor was independent of the Company and its management.  Schedule 3.06(c) lists each written report by the Company’s external auditors to the Company Board, or any committee thereof, or the Company’s management concerning any period covered by the Financial Statements.

3.07Absence of Certain Developments. Except as set forth on Schedule 3.07, from the date of the Latest Balance Sheet until the date of this Agreement (i) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.07, neither the Company nor any of its Subsidiaries has:

(a)amended or modified its certificate of incorporation or bylaws (or equivalent organizational or governance documents);

(b)issued, delivered or sold, disposed or pledged any of its shares of, or authorized the same in respect of, capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, calls or commitments with respect to such securities of any kind, or granted phantom stock or other similar rights with respect to any of the foregoing;

(c)created, incurred, assumed or guaranteed any indebtedness for borrowed money other than (i) in the ordinary course of business consistent with past practice pursuant to the Company’s existing revolving credit facilities, or (ii) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;

(d)implemented any reduction‑in‑force or employee lay‑off, in each case, that triggered notice requirements under the Worker Adjustment and Retraining Notification Act or any similar state Law (collectively, the “WARN Act”);

(e)(i) made or granted any material cash compensation increase to any former or current officer or employee whose base salary exceeds $150,000 per annum, except pursuant to agreements listed on Schedule 3.11, (ii) materially increased the benefits under any material Plan, (iii) adopted, amended or terminated any material Plan (including any plan, policy or other arrangement that would be a material Plan if it were in existence as of the date of this Agreement) or (iv) granted any additional rights to severance or termination pay to any current or former, officer or employee of the Company or any of its Subsidiaries (in each case, except for increases in benefits under existing Plans in the ordinary course of business consistent with past practice, as

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otherwise required by Law or pursuant to standard form separation agreements entered with terminating employees in the ordinary course of business consistent with past practice);

(f)adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(g)subjected, or permitted to be subjected, any portion of its assets that is material to the Company and its Subsidiaries taken as a whole to any Lien, except for Permitted Liens;

(h)adopted or made any change in its accounting methods, or made or changed any material election relating to Taxes, entered into any closing agreement, settled any claim or assessment in respect of Taxes, filed any amended Tax Return, surrendered any refund claim, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case except as required by GAAP, the Code or applicable Law;

(i)made any acquisition of all or substantially all of the assets, capital stock or business of any other Person, whether by merger, stock or asset purchase;

(j)sold, leased, licensed, assigned, transferred, abandoned, allowed to lapse or otherwise disposed of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $250,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business consistent with past practice, and (C) licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(k)made any loans or advances to any Persons, except to employees and extensions of credit to customers, in each case, in the ordinary course of business consistent with past practice;

(l)cancelled, waived or released any material debts, rights or claims in favor of the Company or any of its Subsidiaries except in the ordinary course of business consistent with past practice;

(m)granted a forbearance, delay or waiver of a third Person’s payment or performance obligations thereunder, in each case except in the ordinary course of business consistent with past practice, or entered into any agreement or contract to release any third Person’s payment or performance obligation under, or failure to use commercially reasonable efforts to resist any third Person’s effort to exercise, any force majeure or similar right under any contract;

(n)received any commencement, or notice or threat of commencement of any proceeding against the Company or any of its Subsidiaries or their respective properties or assets, or commencement of any proceeding by the Company or any of its Subsidiaries, or settlement of any proceeding (regardless of the party initiating the same);

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(o)entered into, modified or terminated any contract set forth on Schedule 3.11 (including any contract that, if not modified or terminated, would be required to be included on Schedule 3.11), except in the ordinary course of business consistent with past practice;

(p)entered into any contract containing any covenant limiting the freedom of the Company or any of its Subsidiaries or any of their present or future affiliates to solicit for employment, hire or employ any Person; or

(q)agreed or committed in writing to do any of the foregoing.

3.08Litigation; No Orders.  Except as set forth on Schedule 3.08, there are, and since the Lookback Date, there have been, no actions, suits or litigation proceedings pending against or by the Company or any of its Subsidiaries, at law or in equity, before or by any Governmental Body, and, to the Company’s knowledge, no such actions, suits or litigation proceedings are threatened against the Company or any of its Subsidiaries. The Company and its Subsidiaries are not a party to or subject to, or in default under, any outstanding Order.  None of the Company, its Subsidiaries or their respective properties is subject to any order, injunction or decree that materially impairs the Company’s or any of its Subsidiaries’ ability to operate.

3.09Permits; Compliance with Laws.  Except as set forth on Schedule 3.09:

(a)Each of the Company and its Subsidiaries holds and is in compliance in all respects with all permits, licenses, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Body that are material to the Company and its Subsidiaries taken as a whole and required in connection with the conduct of their business operations under applicable Laws (the “Permits”). All of the Permits are valid and in full force and effect and none of the Permits is reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions.

(b)The Company and its Subsidiaries are, and have been since the Lookback Date, in compliance, in all material respects, with all applicable Laws, including Export Control Laws. Since the Lookback Date neither the Company nor any of its Subsidiaries has received notice of any action, suit or litigation proceeding against it alleging any failure to comply in any material respect with any such Laws. To the knowledge of the Company, no investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or threatened, and, to the knowledge of the Company, since the Lookback Date neither the Company nor any of its Subsidiaries has received any notice of any such investigation.

3.10Taxes.

(a)The Company and each of its Subsidiaries has properly and timely filed (taking into account applicable extensions of time to file obtained in the ordinary course of business consistent with past practice) all Tax Returns, and the Company and each of its Subsidiaries has timely paid all Taxes owed (whether or not shown, or required to be shown, on any Tax Returns).

(b)The Company and each of its Subsidiaries has collected all sales and use and goods and services and similar Taxes required to be collected, and has remitted, or will remit

DB1/ 117681674.1	18

on a timely basis, such amounts to the appropriate taxing authority of any Governmental Body, or have been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(c)All Tax Returns filed by the Company and each of its Subsidiaries were and remain complete, accurate and correct in all material respects.

(d)The Company has delivered to Buyer correct and complete copies of all Tax Returns (including amended Tax Returns), examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries with respect to taxable periods for which the statute of limitations has not expired as of the date of this Agreement.

(e)No proceeding, enquiry, deficiency, assessment or proposed adjustment which has not been fully paid, settled or resolved for any amount of Tax has been asserted or assessed in writing by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries, and no such proceeding, enquiry, deficiency or assessment is currently pending or, to the Company’s knowledge, threatened.

(f)Neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority of any Governmental Body, which extension is still in effect, and neither the Company nor any of its Subsidiaries has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, including an indemnification agreement or arrangement (other than agreements entered into in the ordinary course of business consistent with past practice and the primary focus of which is not Tax).

(h)Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated or similar group Tax Return for state, local or non-U.S. Tax purposes, other than a group the common parent of which was the Company, or (ii) has any liability for the Taxes of any Person (other than the Company) under Section 1.1502‑6 of the Treasury Regulations (or any corresponding provision of state, local or non-U.S. Tax Law), or as a transferee or successor, or by contract, or otherwise.

(i)Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Section 6707A of the Code and the regulations thereunder or any similar obligation under any predecessor or successor Law or regulation or comparable provision of state or local Law.

(j)Neither the Company nor any of its Subsidiaries has taken a position on any Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

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(k)There are no Liens for Taxes upon any of the Company’s or any of its Subsidiaries’ property or assets, other than Permitted Liens.

(l)No written, or to the Company’s knowledge, unwritten claim has ever been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction nor is there a reasonable basis for any such claim.  Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment or other taxable presence in any country (other than in such entity’s jurisdiction of formation), as determined pursuant to applicable U.S. or non-U.S. Law and any applicable Tax treaty or convention.

(m)Each of the Company and its Subsidiaries has been properly treated as a C corporation for U.S. federal income Tax purposes since its date of formation and has taken no action inconsistent with such treatment.

(n)Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or payroll taxes under IRS Notice 2020-65 or any related or similar order or declaration from any Governmental Body; (ii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act or (iii) any obligation under any loans issued pursuant to The Paycheck Protection Program under the CARES Act.

(o)The Company and each of its Subsidiaries has timely withheld all amounts required by Law or contract to be withheld from the wages, salaries or other payments to employees of or consultants or contractors to the Company or any of its Subsidiaries, has filed returns and deposits with the relevant Governmental Body where applicable, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing.  The Company and each of its Subsidiaries has properly classified all its respective employees, consultants or contractors under applicable Tax Law.

(p)The Company and each of its Subsidiaries has timely withheld all amounts required by Law (including amounts in connection with Sections 1441 and 1442 of the Code and the regulations thereunder (and any similar provision of applicable state, local or non-U.S. Law)), and has remitted, or will remit on a timely basis, such amounts to the appropriate taxing authority of any Governmental Body.

(q)All intercompany transactions between the Company and its Subsidiaries have met the requirements of Section 482 of the Code and the regulations thereunder (and any similar provision of applicable state, local or non-U.S. Law).

(r)The unpaid Taxes of the Company and its Subsidiaries did not, as of the Latest Balance Sheet date, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the Latest Balance Sheet, and, as of the Closing Date, will not exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the Closing Balance Sheet.  Neither the Company nor any of its Subsidiaries will incur any liability

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for Taxes from the Latest Balance Sheet date through the Closing Date other than in the ordinary course of business consistent with past practice or as a result of the Transactions.

(s)Neither the Company nor any of its Subsidiaries is a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which is treated as a partnership for federal income Tax purposes.

(t)Neither the Company nor any of its Subsidiaries is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.  Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(u)Neither the Company nor any of its Subsidiaries (i) has ever been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code, or (ii) is treated as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code.

(v)Neither the Company nor any of its Subsidiaries has net operating losses or other Tax attributes presently subject to limitation under Sections 382, 383 or 384 of the Code, the federal consolidated return regulations or any applicable state, non-U.S. or local Tax Law (other than limitations imposed as a direct result of the Transactions).

(w)Neither the Company nor any of its Subsidiaries has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise. Neither the Company nor any of its Subsidiaries will be required to include any amount in income for taxable periods (or portions thereof) after the Closing Date as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) on or prior to the Closing Date, (ii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date (including any adjustment pursuant to Section 451(b) of the Code), and (v) any election pursuant to Section 108(i) or Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(x)Neither the Company nor any of its Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code, and neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code.  None of the Company’s non-United States Subsidiaries has recognized either a material amount of Subpart F income as defined in Section 952 of the Code or a material amount of global intangible

DB1/ 117681674.1	21

low-taxed income within the meaning of Section 951A of the Code during a taxable year (or portion thereof) of the Company or such Subsidiary ending on or prior to the Closing Date.

(y)Neither the Company nor any of its Subsidiaries has made an election under Section 965(h)(1) of the Code to pay any net Tax liability under Section 965 of the Code in installments.

(z)Neither the Company nor any of its Subsidiaries has transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code.

(aa)None of the Company’s non-U.S. Subsidiaries is or at any time has been engaged in a U.S. trade or business within the meaning of the Code, nor do any of the non-U.S. Subsidiaries generate nor have they generated income effectively connected with the conduct of a U.S. trade or business within the meaning of the Code.

(bb)Neither the Company nor any of its Subsidiaries has engaged in a transaction or agreed to make any payment governed by Section 267A of the Code.

(cc)None of the shares of outstanding capital stock of the Company or any of its Subsidiaries is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code (or any similar provision of applicable state, local or non-U.S. Law).

3.11Contracts.

(a)Except as set forth on Schedule 3.11, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any:

(i)collective bargaining agreement with any labor union or other similar labor or union contracts;

(ii)currently effective employment, separation, or change in control agreement with any officer or director providing for base compensation or unsatisfied severance or change in control payments, in each case, that is not terminable by the Company or such Subsidiary upon notice of thirty (30) days or less for a cost of $150,000 or less and any currently effective severance agreement with any officer or director that provides for aggregate payments in excess of $150,000 that are unsatisfied;

(iii)agreement under which the Company or one of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of indebtedness or guaranteed liabilities of others (other than intercompany indebtedness for borrowed money solely among the Company and its Subsidiaries, guarantees of indebtedness for borrowed money of the Company or any of its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements, in each case in the ordinary course of business consistent with past practice), in each case, having an outstanding principal amount in excess of $100,000;

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(iv)any contract from or to the Company or its Subsidiaries granting any rights to use any Company Intellectual Property (other than (i) licenses of Off‑The‑Shelf Software, (ii) non-exclusive licenses with customers and vendors entered into in the ordinary course of business consistent with past practice, (iii) non-disclosure agreements entered into in the ordinary course of business consistent with past practice, and (iv) licenses for Open Source Software);

(v)lease or other agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $100,000 or less;

(vi)lease or other agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $250,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $250,000 or less;

(vii)agreement (excluding any purchase orders and change orders) with a Key Supplier or a Key Customer;

(viii)agreement that restricts the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world or that grants any exclusive rights to the Company, any of its Subsidiaries or any other party thereto;

(ix)agreement relating to any acquisition or disposition by the Company or any of its Subsidiaries of any assets, rights or properties of the Company or any of its Subsidiaries or any merger, consolidation or similar business combination transaction pursuant to which the Company or any of its Subsidiaries has (A) any unfulfilled obligation to pay any purchase price thereunder or (B) any deferred purchase price, “earn‑out”, purchase price adjustment or similar contingent purchase price payment obligation;

(x)agreement that involves any take‑or‑pay arrangements;

(xi)any contract pursuant to which the Company or any of its Subsidiaries has agreed to provide “most favored nation” pricing or other similar terms and conditions to any Person with respect to the Company’s or any of its Subsidiaries’ sale, distribution, license or support of any Company products or services;

(xii)agreement relating to any joint venture;

(xiii)agreement involving any resolution or settlement of any actual or threatened action, suit, or litigation proceeding involving the Company or its Subsidiaries in each case, involving an amount in excess of $100,000; or

(xiv)agreement in writing to enter into any of the foregoing.

(b)Each of the agreements listed or required to be listed on Schedule 3.11 and each of the Leases is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the knowledge of the Company, each of the other parties

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thereto. Neither the Company nor any of its Subsidiaries, as applicable, is in material default (with or without notice or lapse of time or both), or is alleged in writing by the counterparty thereto to have breached or to be in material default, under any Lease or any agreement listed or required to be listed on Schedule 3.11, and, to the knowledge of the Company, the other party to each Lease or each of the agreements listed or required to be listed on Schedule 3.11 is not in material default (with or without notice or lapse of time) thereunder. The Company has made available to Buyer complete and correct copies of all agreements required to be listed on Schedule 3.11 and all Leases, together with all modifications, amendments and supplements thereto. None of the agreements listed or required to be listed on Schedule 3.11 or any of the Leases has been cancelled or otherwise terminated (except for expirations pursuant to the terms thereof), and neither the Company nor its Subsidiaries has received any written notice from any Person regarding any such cancellation or termination.

3.12Accounts Receivable.  All of the accounts receivable of the Company and its Subsidiaries (a) represent bona fide transactions that arose in the ordinary course of business consistent with past practice and (b) are subject to no setoffs or counterclaims. No Person has any Lien on any account receivable, and no request or agreement for material deduction or material discount has been made with respect to any account receivable.  Set forth on Schedule 3.12 is a description of each account maintained by or for the benefit of the Company or any of its Subsidiaries at any bank or other financial institution, including the authorized signatories of each account.

3.13Real Property; Assets.

(a)Schedule 3.13(a) contains a complete and correct list of all real property leased, subleased or licensed by the Company and its Subsidiaries or with respect to which the Company and its Subsidiaries have the right to use, occupy or access pursuant to real property agreements, including easements, rights of way, railway agreements or other similar agreements (the “Leased Real Property”), and the agreements pursuant to which such Leased Real Property is leased, subleased or licensed  (the “Leases”). Except as set forth on Schedule 3.13(a), (i) neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof and (ii) neither the Company nor its Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein.

(b)All rent and other charges currently due and payable under the Leases have been paid, except for liabilities reflected or reserved against in the Latest Balance Sheet.  There are no matters or restrictions affecting the Leases that would reasonably be expected to interfere to any material extent with the continued use and occupancy by the Company and its Subsidiaries of the Leased Real Property for the Company’s business.

(c)The Company and its Subsidiaries do not own any real property.

(d)The Company and each of its Subsidiaries has good and valid title to, or, in the case of real property and leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its

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business, free and clear of any Liens, except as reflected in the Latest Balance Sheet and except for Permitted Liens.

3.14Intellectual Property.

(a)Schedule 3.14(a) sets forth a list of all (i) Registered Intellectual Property (including the owner; inventor (if applicable); application, registration, patent or other identifying number under which such right is identified; application or registration/issue date; and jurisdiction), and (ii) all other material unregistered trademarks and service marks and Software in each case included in Owned Intellectual Property. The Company has made true and complete copies of file histories, applications, certificates, office actions, correspondence with the relevant Governmental Body and authorized registrars, and assignments pertaining to Registered Intellectual Property available to Buyer. All required filings and fees related to the Registered Intellectual Property have been timely filed with and paid to the relevant Governmental Body and authorized registrars, and all Registered Intellectual Property is otherwise in good standing. Except as set forth on Schedule 3.14(a), the Company or one or more of its Subsidiaries own all right, title, and interest to the Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(b)All Registered Intellectual Property is valid (or, in the case of pending applications, validly applied for), subsisting, and to the Company’s knowledge, enforceable.  Neither the Company nor its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver or unenforceability of any Registered Intellectual Property.

(c)The Company Intellectual Property constitutes all of the Intellectual Property used in or necessary for the operation of the Company’s or its Subsidiaries’ businesses as it is currently conducted. The Company Intellectual Property owned or used by the Company or its Subsidiaries immediately prior to Closing will be owned or available for use (as applicable) by the Surviving Corporation on identical terms and conditions immediately after Closing.

(d)Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement or by any ancillary agreements will:  (i) constitute a material breach of or default under any instrument, license or other contract pursuant to which the Company or its Subsidiaries licenses any Licensed Intellectual Property from any third party; (ii) cause the forfeiture or termination of any, or give rise to a right of forfeiture or termination of any, or cause any additional payment to be made to maintain any existing, material Company Intellectual Property; or (iii) materially impair the right of, or cause any additional payment to maintain the existing rights of, the Company, its Subsidiaries or the Surviving Corporation to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any material Company Intellectual Property.

(e)Neither the Company’s nor any of its Subsidiaries’ respective businesses infringes, misappropriates or otherwise violates any Intellectual Property of any other Person. Except for office actions issued in the ordinary course of prosecution by the United States Patent and Trademark Office or analogous foreign Governmental Body, since the Lookback Date, there

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have been no pending or threatened actions, suits or claims by any third party contesting the validity or enforceability of any of the Company Intellectual Property.

(f)To the knowledge of the Company no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(g)The Company and its Subsidiaries have taken steps that are reasonable under the circumstances to maintain the secrecy of its material trade secrets (including material source code). Except as set forth on Section 3.14(g), (i) all current and former employees, consultants, and contractors of the Company and its Subsidiaries have executed and delivered and, to the knowledge of the Company, are in compliance with, enforceable written agreements under which they have (A) agreed to maintain the confidentiality of the know-how of the Company and its Subsidiaries and (B) assigned to the Company and its Subsidiaries all material Intellectual Property developed by such employees, consultants, or contractors in the course of performing services for the Company and its Subsidiaries to the extent permitted under applicable Laws and (ii) to the knowledge of the Company, no Affiliate or current or former partner, director, stockholder, member, officer, employee, consultant or contractor of the Company and its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Owned Intellectual Property or exclusively licensed Company Intellectual Property in the conduct of their business.

(h)The Company and its Subsidiaries have exercised commercially reasonable efforts to configure the Software used to operate the business to minimize the effects of viruses and other malicious or disabling code, and to the knowledge of the Company, such Software does not contain any viruses or other malicious or disabling code. Neither the Company nor its Subsidiaries have suffered any error, breakdown, failure, security breach or other event (i) that has led to the accidental or unlawful destruction, loss, alteration, or unauthorized disclosure of or access to know-how, or (ii) that has caused any loss of data, disruption or damage to the Company’s or and its Subsidiaries’ operations, or (iii) that was reportable to any Governmental Body.

(i)Section 3.14(i) contains a complete and accurate list and summary of the software licensed or made available pursuant to open source licenses or similar licenses or distribution models (including the Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LPGL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (collectively, the “Open Source Software”) that has been incorporated into or distributed with any Software products currently licensed, sold, or distributed by the Company as of the date of this Agreement. The Company has not used Open Source Software in any manner that would or could (i) require the disclosure or distribution in source code form of the Software of the Company or any portion thereof, (ii) require the licensing of the Company Software or portion thereof under any Open Source Software license, or (iii) impose any other material limitation, restriction, or condition on the right of the Company and its Subsidiaries to use or distribute any Software of the Company. With respect to any Open Source Software that has been incorporated into or distributed with any Software of the Company, the Company and its Subsidiaries have been in material compliance with all applicable Open Source Software licenses with respect thereto.

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3.15Data Privacy and Security.

(a)The Company and its Subsidiaries have commercially reasonable and appropriate security, backups and disaster recovery arrangements and hardware and computer software support and maintenance arrangements in place to minimize the risk of a material error, breakdown, failure or security breach occurring, and if such an event does occur, to minimize any resulting material disruption to their business.

(b)To the knowledge of the Company, since the Lookback Date (A) the Company and its Subsidiaries have complied in all material respects with (i) all Laws related to data privacy and security, (ii) all contractual obligations concerning data privacy and security, and (iii) the privacy and security policies in effect relating to the personal data, as defined by applicable Laws related to data privacy and security, maintained by the Company and its Subsidiaries, (B) no privacy policy of the Company or any Subsidiary of the Company has been or is materially inaccurate, misleading or deceptive, and (C) the Company and its Subsidiaries have not suffered any material data breach or other data security incident, or have been under investigation with respect to any violation of Laws related to data privacy or security, or contractual obligations concerning data privacy or security, and (D) the Company and its Subsidiaries have not received a written notice (including any enforcement notice), letter, or complaint from any Governmental Body or any person alleging noncompliance with any applicable Laws related to data privacy and security. The Company and its Subsidiaries have taken appropriate safeguards designed to protect the security, confidentiality, and integrity of all personal and customer data that the Company and its Subsidiaries maintain.

3.16Employees.  Except as set forth on Schedule 3.16:

(a)Since the Lookback Date, neither the Company nor any of its Subsidiaries has been party to or bound by any collective bargaining or similar agreement with respect to any employees or former employees of the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has had any duty to recognize or bargain with any labor organization representing any employees or former employees of the Company or any of its Subsidiaries. Since the Lookback Date, there has been no unfair labor practice charge filed or pending before the National Labor Relations Board or other similar Governmental Body and no such activity, to the Company’s knowledge, is threatened against the Company or any of its Subsidiaries. To the knowledge of the Company, since the Lookback Date, neither the Company nor any of its Subsidiaries has experienced any union organizing or decertification activities, and, to the knowledge of the Company, no such activities are underway or threatened. Since the Lookback Date, neither the Company nor any of its Subsidiaries has experienced any strikes, concerted work stoppage, slowdowns or other material labor disputes, and, to the knowledge of the Company, no such disputes are underway or threatened.

(b)The Company has provided Buyer in writing and on a redacted basis, if needed to comply with applicable Law, a list of all current employees of the Company and its Subsidiaries, and their respective (i) base salary or hourly rate, (ii) job position/title, (iii) classification as exempt or non-exempt from overtime Laws, (iv) classification as full-time or part-time, (v) bonus and/or commission opportunity, (vi) location (City, State, Country), and (vii) name of employing entity. All employees of the Company and its Subsidiaries are currently employed

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“at will.”  Neither the Company nor any of its Subsidiaries have entered into any consulting or independent contractor agreement currently in effect that cannot be terminated or cancelled upon thirty (30) days’ prior notice or less without penalty.

(c)The Company and its Subsidiaries are, and since the Lookback Date, have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, including relating to: wage and hour; classification of employees as exempt or non-exempt for wage-and-hour purposes; classification of independent contractors; collective bargaining; discrimination; harassment; civil rights; child labor; equal employment opportunity; immigration; work eligibility or I-9 practices; pay equity; safety and health; COVID-19 protocols, laws, regulations, and executive orders; workers’ compensation; the WARN Act, and all obligations imposed by any employment contract to which the Company is a party.  Since the Lookback Date, no charge, complaint, claim, investigation, litigation, action, audit or agency proceeding relating to any employment or labor matter or practice has been filed, is pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries, in each case, before or by any Governmental Body, and the Company has not received any notice of intent by any Governmental Body responsible for the enforcement of labor and employment Laws to conduct an investigation, audit or proceeding relating to any employees or former employees of the Company or any of its Subsidiaries or any employment practices of the Company or any of its Subsidiaries.  Since the Lookback Date, no allegations of sexual harassment or sexual discrimination have been reported or published to the Company or any of its Subsidiaries against any members of management of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual discrimination.

(d)Since the Lookback Date, neither the Company nor any of its Subsidiaries has implemented any “mass layoffs” or “plant closings” that would have given rise to notice obligations under the WARN Act and the transactions contemplated herein will not prior to and through the Closing result in a “mass layoff” or “plant closing” under the WARN Act. Neither the Company nor any of its Subsidiaries has implemented any layoffs or furloughs due to COVID-19.

3.17Employee Benefit Plans.

(a)Schedule 3.17 sets forth a complete and correct list of each material Plan. For purposes of this Agreement, a “Plan” means an “employee benefit plan” (as such term is defined in Section 3(3) of ERISA (regardless of whether such plans are governed by ERISA)), each pension, retirement, supplemental retirement, profit sharing, deferred compensation, incentive or bonus, severance, separation, change in control, retention, share purchase, share option or equity or equity‑based, material perquisite, health, dental, vision, life, disability, insurance and any other material compensation or employee benefit plan, program, agreement or arrangement, in each case, that is sponsored, maintained, contributed by or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries, but excluding any benefit or compensation plan, program, agreement or arrangement sponsored or maintained by a Governmental Body or required to be contributed to by the Company or any of its Subsidiaries pursuant to applicable Law. With respect to each material Plan, copies of the following have been made available to Buyer (if applicable to such Plan): (A) the current plan documents, including any related trust

DB1/ 117681674.1	28

documents, insurance contracts or other funding arrangements and any amendments thereto, (B) the most recent summary plan description, including any summary of material modifications required under ERISA with respect thereto, (C) the most recent annual report on Form 5500 (and all schedules thereto) or similar report required to be filed, (D) the most recently received determination letter from the Internal Revenue Service, (E) any material non-routine correspondence with a Governmental Body, and (F) the most recent written results of any required compliance testing.

(b)Each Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is subject to a favorable opinion letter from the Internal Revenue Service on the form of such Plan and, to the Company’s knowledge, nothing has occurred subsequent to the issuance of the most recent determination letter that would reasonably be expected to cause such Plan to lose its qualified status.

(c)Each Plan has been established, administered, funded, operated and maintained in compliance in all material respects with its terms and applicable Laws, including but not limited to the requirements of the Code and ERISA. With respect to the Plans, (i) all  contributions required to have been made by the Company or any of its Subsidiaries have been made, and (ii) there are no actions, suits or claims pending or, to the Company’s knowledge, threatened that are material to the Company and its Subsidiaries taken as a whole other than routine claims for benefits. Neither the Company nor any of its Subsidiaries have engaged in any prohibited transactions (as determined under ERISA) with respect to any Plan that would be reasonably likely to subject the Company or any of its Subsidiaries to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Laws.

(d)Neither the Company nor its Subsidiaries has sponsored, maintained, contributed to, or had any obligation to contribute to or any liability (including liability on account of any ERISA Affiliate) with respect to any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) multiple employer plan within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)Except as set forth on Schedule 3.17(e), none of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any material medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under any applicable Law, including Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law.

(f)Except as set forth on Schedule 3.17(f), neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will (whether alone or in combination with any other event) (excluding any agreement contract, arrangement or plan entered into by, or at the direction of, Buyer or its Affiliates): (i) accelerate the time of payment or vesting of benefits, or increase the benefits or the amount of compensation payable under any Plan, (ii) trigger any funding obligation

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under any Plan, (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G‑1) that would reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (iv) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes, including under Section 409A or Section 4999 of the Code.

(g)Each Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented and operated in all material respects in compliance with Section 409A of the Code. Each Option has an exercise price that is at least equal to fair market value (determined in a manner that is consistent with Section 409A of the Code) of the Common Stock on the date such Options were granted, and the Company has not incurred and will not incur any liability to withhold taxes as a result of Section 409A of the Code upon the vesting of any Options.

(h)The Company and its Subsidiaries have taken no action in connection with events and/or circumstances related to COVID-19 with respect to any Plan or the compensation or benefits of any employee that is not in the ordinary course of business consistent with past practices.

(i)Each Plan that is subject to the Laws of a jurisdiction outside of the United States (each such plan, a “Foreign Plan” and all such plans, collectively, the “Foreign Plans”), is listed in Schedule 3.17(i). With respect to each Foreign Plan (i) such Foreign Plan is in compliance in all material respects with the provisions of the Laws of each jurisdiction in which such Foreign Plan is maintained, to the extent those Laws are applicable to such Foreign Plan, (ii) all contributions to, and payments from, such Foreign Plan that are required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Laws of the jurisdiction in which such Foreign Plan is maintained, have been made and/or an amount has been accrued therefor, in each case in all material respects, and (iii) each Foreign Plan that is intended to qualify for special Tax treatment, meets, in all material respects, all requirements for such treatment, has been funded as required under its terms and applicable Law and any material liabilities thereunder required to be accrued under the accounting requirements applicable to such Foreign Plan have been accrued  and if required to be registered, has been registered with the appropriate Governmental Body and has been maintained in all material respects in good standing with the appropriate Governmental Body.

3.18Insurance.  Schedule 3.18 sets forth each insurance policy maintained by or on behalf of the Company and its Subsidiaries on their properties, assets, products, business or personnel that is material to the Company and its Subsidiaries taken as a whole. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation, termination, denial, or reduction of coverage or material premium increase has been received with respect to any such insurance policy, (b) neither the Company nor any of its Subsidiaries is in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to such policy, and to the Company’s knowledge no insurer

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has threatened the same, (c) none of the Company or its Subsidiaries has received a notice of non‑renewal from any of its insurers and (d) neither the Company nor any of its Subsidiaries has made any claim under any such insurance policies as to which coverage has been disputed in writing (other than reservation of rights letters) by the applicable insurers. Except as set forth on Schedule 3.18, neither the Company nor its Subsidiaries has any self‑insurance or co‑insurance programs.

3.19Environmental Matters.

(a)Except as set forth on Schedule 3.19:

(i)The Company and each of its Subsidiaries are, and have been, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and maintaining all Permits required under Environmental Laws that are material to the operations of the Company and its Subsidiaries taken as a whole as currently conducted.

(ii)Neither the Company nor any of its Subsidiaries has since the Lookback Date received written notice from any Governmental Body or any other Person that the Company and its Subsidiaries are in material violation of or have material liability under applicable Environmental Laws.

(iii)No Hazardous Substance has been released by the Company or its Subsidiaries at any Leased Real Property in violation of, and in a manner that has resulted in or would reasonably be expected to result in liability under, any Environmental Law.

(b)The Company has made available to Buyer copies of all environmental site assessment reports in the possession of the Company or any of its Subsidiaries prepared since the Lookback Date and relating to the Leased Real Property.

3.20Affiliated Transactions.

(a)Except as set forth on Schedule 3.20, no officer, director or Affiliate of the Company or any of its Subsidiaries or, to the knowledge of the Company, any Affiliate or immediate family member of any such officer or director (a) is a party to any agreement or transaction with the Company or its Subsidiaries, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment‑related purposes in the ordinary course of business consistent with past practice, (ii) customary employment arrangements in the ordinary course of business consistent with past practice and (iii) the Plans (in each case, as determined in accordance with the Company’s established employee reimbursement policies consistent with past practice), or (b) has any material interest or right in any material property or right, tangible or intangible, used by the Company or its Subsidiaries.

(b)There are no receivables of any past or present members of the Company Board owing by the Company other than reimbursable business expenses to the members of the Company Board.

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3.21Broker Fees.  Except as set forth on Schedule 3.21, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any Subsidiary and is entitled to a fee or commission in connection with the Transactions from the Company or any Subsidiary.

3.22Key Suppliers; Key Customers.

(a)Neither the Company nor any of its Subsidiaries has any material disputes concerning any products and/or services provided by any supplier or vendor who, for the current year to date as of October 31, 2020, was one of the fifteen (15) largest suppliers of products and/or services to the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable by the Company and its Subsidiaries during such period (each, a “Key Supplier”), and, to the Company’s knowledge, no Key Supplier has any material dispute with the Company or its Subsidiaries.  Schedule 3.22(a) sets forth a correct and complete list of each Key Supplier. Neither the Company nor any of its Subsidiaries has received notice from any Key Supplier indicating that any such supplier intends to terminate, cancel, reduce the volume under, delay deliveries under, invoke any force majeure or similar excuse for non-performance or non-payment under, default under or not renew any contract or portion thereof with the Company or any Subsidiary.

(b)Neither the Company nor any of its Subsidiaries has any material disputes concerning any products and/or services provided to any customer who, for the current year to date as of October 31, 2020, was one of the fifteen (15) largest purchasers of products and/or services from the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable to the Company and its Subsidiaries during such period (each, a “Key Customer”), and, to the Company’s knowledge, no Key Customer has any dispute with the Company or its Subsidiaries. Schedule 3.22(b) sets forth a correct and complete list of each Key Customer. Neither the Company nor any of its Subsidiaries has received notice from any Key Customer indicating that any such customer intends to terminate, cancel, reduce the volume under, delay deliveries under, invoke any force majeure or similar excuse for non-performance or non-payment under, default under or not renew any contract or portion thereof with the Company or any Subsidiary.

3.23Books and Records.  The minute books and other similar records of the Company and each of its Subsidiaries contain complete and accurate records of all material actions taken at any meetings of their respective stockholders, boards of directors or any committees thereof and of all written consents executed in lieu of the holding of any such meeting.  The books and records of the Company and its Subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and its Subsidiaries.  Complete and accurate copies of the foregoing materials have been delivered to Buyer.

3.24Corrupt Practices.

(a)The Company and each of its Subsidiaries and, to the Company’s knowledge, each employee, contractor, consultant, distributor, reseller or agent of the Company or any of its Subsidiaries, while acting for and on behalf of the Company or any of its Subsidiaries has complied with and is in compliance with, and none of them has taken any action that has violated or would reasonably be expected to result in a failure to comply with or a violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the

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OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated 21 November 1977, the UK Bribery Act 2010, any other Laws applicable to the Company and/or any of its Subsidiaries that prohibit commercial bribery, domestic corruption or money laundering, and the standards established by the Financial Action Task Force on Money Laundering.  The books and records of the Company and its Subsidiaries have been and are maintained in compliance with the applicable requirements of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(b)To the Company’s knowledge, no employee has provided, is providing or has threatened to provide information to any Governmental Body regarding the commission or possible commission of any crime or the violation or possible violation of any Law applicable to the Company, any of its Subsidiaries or any part of their respective operations.  To the Company’s knowledge, none of the Company, any of its Subsidiaries or any employee, independent contractor, consultant, subcontractor or agent of the Company or any of its Subsidiaries has unlawfully discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

3.25No Additional Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III, Buyer and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided in relation to the Company or any of its Subsidiaries or their respective businesses, including pursuant to Section 5.02, to Buyer or its Affiliates or Advisors in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as follows, as of the date of this Agreement and as of the Closing:

4.01Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, in each case, with full power and authority to enter into this Agreement and each other Transaction Document to which they are or will be a party and perform all of its obligations hereunder and thereunder.

4.02Authorization; No Breach.

(a)The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action by Buyer and Merger Sub, and no other corporate proceedings on the part of each of Buyer or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement by Buyer or Merger Sub. This Agreement has been,

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and the other Transaction Documents to which they are or will be a party have been or will be, duly and validly executed and delivered by each of Buyer and Merger Sub, and, assuming that this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of the Company or the other parties thereto, this Agreement and each such other Transaction Document constitutes a valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

(b)Assuming receipt of and subject to the HSR Approval, neither Buyer nor Merger Sub is subject to or obligated under its respective certificate of incorporation or bylaws (or equivalent organizational documents), any applicable Law, or any material agreement or instrument, or any material license, franchise or permit, or subject to any Order, that will be breached or violated in any material respect by Buyer’s or Merger Sub’s execution, delivery and performance of this Agreement and other Transaction Documents to which it is or will be a party, and the consummation of the Transactions, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Merger Sub to consummate the Transactions.

4.03Governmental Bodies; Consents. Each of Buyer and Merger Sub is not required to file, seek or obtain any notice, authorization, approval, Order, permit, consent, waiver, of, or registration, declaration or filing with any Governmental Body in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, except (a) any filings required to be made under the HSR Act, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Merger Sub to consummate the Transactions.

4.04Litigation.  There are no actions, suits, claims or litigation proceedings pending or, to Buyer’s or Merger Sub’s knowledge, threatened against or affecting Buyer, Merger Sub or any of their respective Affiliates at law or in equity, or before or by any Governmental Body, that would reasonably be expected to prevent or materially delay Buyer’s or Merger Sub’s performance under this Agreement or the consummation of the Transactions.

4.05Broker Fees. Except for Centerview Partners, all of whose fees and expenses will be borne solely by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer, Merger Sub or any of their respective Affiliates that might be entitled to any fee or commission in connection with the Transactions.

4.06Investment Representation; Investigation. Buyer is acquiring the capital stock of the Surviving Corporation for its own account with the present intention of holding the capital stock of the Surviving Corporation for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities

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Laws. Each of Buyer and Merger Sub is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  Each of Buyer and Merger Sub is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time. Each of Buyer and Merger Sub has been afforded access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Company and its Subsidiaries.

4.07Board Approvals.

(a)The board of directors of Buyer, by resolutions duly adopted by written consent or at a meeting duly called and held, has approved this Agreement and the Transactions, including the Merger. No other corporate proceedings on the part of Buyer are necessary to authorize the transactions contemplated by this Agreement.

(b)The board of directors of Merger Sub has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its stockholder and (ii) approved this Agreement and the Merger. Except for the consent of Buyer, as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Merger Sub are necessary to authorize the Transactions.

4.08Vote Required. Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of capital stock of Buyer or Merger Sub is required to adopt this Agreement and approve the Transactions.

4.09Financial Capability. Buyer has the financial capability and shall have as of the Closing and as of the time any payment is required to be made by Buyer hereunder, sufficient cash on hand or available and existing credit facilities necessary to (a) consummate the Transactions on the terms and subject to the conditions set forth herein, including the payment of the full consideration and amounts payable by Buyer hereunder, (b) make all other necessary payments to be made by it in connection with the Transactions, and (c) pay all of its fees and expenses incurred in connection with the Transactions. Buyer has and shall have as of the Closing, the resources and capabilities (financial or otherwise) to perform its obligations hereunder. The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, it’s respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions. Buyer acknowledges and agrees that: (i) none of the Stockholders, the Company or any their respective Affiliates have any responsibility for any debt financing that Buyer may raise in connection with the transactions contemplated hereby; (ii) it is not a condition to Closing under this Agreement nor to the consummation of the Transactions for Buyer to obtain any equity or debt financing; and (iii) Buyer does not have the right to terminate this Agreement for failure to obtain any equity or debt financing.

4.10Solvency.  Assuming satisfaction of the closing conditions set forth in Section 7.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Surviving Corporation) will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming

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satisfaction of the closing conditions set forth in Section 7.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Surviving Corporation), will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Surviving Corporation).

4.11 Operation of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with its organization and formation, its execution and delivery of this Agreement and the other Transaction Documents and the performance of its obligations hereunder and thereunder or in furtherance of the Transactions. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Buyer. Except and as expressly authorized by written consent of the Company, Merger Sub is not a party to any contract or agreement, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to, or entered into in connection with, the Transactions.

4.12Foreign Person. Buyer is not a foreign person, as defined in 31 C.F.R. § 800.224.

4.13No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, the Company acknowledges that neither Buyer, Merger Sub nor any other Person on behalf of Buyer or Merger Sub makes any other express or implied representation or warranty with respect to Buyer or Merger Sub or with respect to any other information in relation to Buyer or Merger Sub provided to the Company or its Affiliates or Advisors in connection with the Transactions.

ARTICLE V

COVENANTS OF THE COMPANY

5.01Conduct of the Company.

(a)Except as contemplated or permitted by this Agreement or as required by applicable Law, during the Interim Period, the Company will (x) conduct its and its Subsidiaries’ business in the ordinary course of business consistent with past practice, (y) preserve substantially intact its and its Subsidiaries’ business organization, and (z) preserve in all material respects its and its Subsidiaries’ present relationships with customers, suppliers and other persons with which it has material business relations; provided that, notwithstanding the foregoing, (i) no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.01 will be deemed a breach of this Section 5.01(a), unless such action would constitute a breach of one or more of such other provisions, and (ii) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by Section 5.01(b) will not be a breach of this Section 5.01(a).

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(b)During the Interim Period, except as (v) otherwise contemplated or permitted by this Agreement, (w) set forth on Schedule 5.01, (x) consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned), (y) required by any contract set forth on Schedule 3.11 (or any contract entered into after the date hereof that would have been required to be set forth on Schedule 3.11 if entered into prior to the date of this Agreement) or (z) required by Law, the Company will not, and will not permit its Subsidiaries to:

(i)amend or modify its certificate of incorporation or bylaws (or equivalent organizational or governance documents);

(ii)except for issuances as may result from the exercise of Options outstanding as of the date hereof or for issuances of replacement certificates for shares of Common Stock, issue, deliver or reissue, or sell, dispose or pledge any of its shares of, or authorize the same in respect of, capital stock, any voting securities or any other equity interest or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or grant phantom stock or other similar rights with respect to any of the foregoing;

(iii)declare, set aside or pay any non‑cash dividend or other distribution of assets (including in stock, property or otherwise) in respect of any shares of capital stock or other equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a direct or indirect wholly owned Subsidiary of the Company;

(iv)adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;

(v)create, incur, assume or guarantee any indebtedness for borrowed money other than: (x) indebtedness for borrowed money not in excess of $2,500,000 in the aggregate that is fully prepayable and terminable by the Company at or prior to Closing, (y) in the ordinary course of business consistent with past practice pursuant to the Company’s existing credit facilities or (z) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;

(vi)subject any portion of its assets to any material Lien, except for Permitted Liens;

(vii)implement any reduction‑in‑force or employee lay‑off, in each case, that would trigger notice obligations under the WARN Act;

(viii)(A) increase the compensation of any of its officers or employees (x) whose base salary exceeds $150,000 per annum, except pursuant to any agreement listed on Schedule 3.11 or (y) for any officer or employee whose salary is less than $150,000 per annum, by more than five percent (5%) above such officer or employees’ current base salary, (B) increase the benefits under any material Plan, or adopt, amend, or terminate any material Plan, including any plan, policy or other arrangement that would be a material Plan if it were in existence as of the date of this Agreement or (C) grant any additional rights to severance or termination pay to any

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current or former officer, director or employee of the Company or any of its Subsidiaries (except for grants in the ordinary course of business consistent with past practice providing for annualized severance pay not to exceed $250,000 individually or $1,000,000 in the aggregate) (in each case, except for increases in compensation or benefits under existing Plans, in the ordinary course of business consistent with past practice, in connection with the integration or consolidation of existing Plans, or as otherwise required by Law);

(ix)adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(x)enter into or perform any transaction that would be required to be listed on Schedule 3.20, other than the termination of or any performance required by any transaction or contract listed on Schedule 3.20;

(xi)adopt or make any change in its accounting methods, make or change any election relating to Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, file any amended Tax Return, surrender any refund claim, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case, except as required by GAAP, the Code, or Law;

(xii)make any acquisition of another business (whether by merger, stock or asset purchase or otherwise);

(xiii)sell, lease, license, assign, transfer, abandon, allow to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $500,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business consistent with past practice, and (C) licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(xiv)settle or compromise any actions, suits, investigations or litigation proceedings other than settlements or compromises where the amount paid are less than $1,000,000 in the aggregate and which do not impose any material restrictions on the operations or businesses of the Company or any of its Subsidiaries following the Closing;

(xv)make any loans or advances to any Person, except with respect to advances of business expenses to employees and extensions of credit to customers in the ordinary course of business consistent with past practice;

(xvi)cancel, waive or release any material debts, rights or claims in favor of the Company or any of its Subsidiaries;

(xvii)grant a forbearance, delay or waiver of a third Person’s payment or performance obligations thereunder, in each case, except in the ordinary course of business consistent with past practice, or entered into any agreement or contract to release any third Person’s

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payment or performance obligation under, or failure to use commercially reasonable efforts to resist any third Person’s effort to exercise, any force majeure or similar right under any contract;

(xviii)enter into any contract or commitment to indemnify any director, manager, member, officer or employee;

(xix)hire or engage any employee, consultant or contractor with an annual base salary or total compensation package of more than $150,000;

(xx)enter into any contract (i) pursuant to which the Company or any of its Subsidiaries makes representations or warranties or assumes support or indemnification obligations that are materially more burdensome on the Company or any of its Subsidiaries than the representations, warranties and support and indemnification obligations made in the Company’s standard forms or otherwise previously made in the ordinary course of business consistent with past practice, (ii) that contains any provision requiring consent, notice or giving a right of termination in connection with the “change of control” of the Company or any of its Subsidiaries, (iii) under which the Company, any of its Subsidiaries or any of their respective present or future Affiliates is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, (iv) pursuant to which any Person is granted exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s, any of the Subsidiaries’ or any of their respective present or future Affiliates’ technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market, or (v) that will create, expand, renew or extend any exclusivity, non-competition, most favored nation, minimum guarantee or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective Affiliates from competing in any line of business or with any Person or in any area, or from changing pricing or services generally or for any other existing or prospective customers or partners, or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services);

(xxi)enter into a new line of business;

(xxii)enter into any contract containing any covenant limiting the freedom of the Company or any of its Subsidiaries or any of their present or future affiliates to solicit for employment, hire or employ any Person; or

(xxiii)agree or commit to any of the foregoing.

(c)For the avoidance of doubt, nothing contained herein shall permit Buyer or any of its Affiliates to control the operation of the Company or any of its Subsidiaries prior to the Closing.

(d)Notwithstanding any other provision to the contrary contained in this Agreement, (i) any action taken, or omitted to be taken, by the Company or any of its Subsidiaries pursuant to any Law, directive, pronouncement or guideline (including any COVID-19 Measure) issued by a Governmental Body or industry group providing for business closures, “sheltering-in-

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place” or other restrictions that relates to, or arises out of, any pandemic (including COVID-19), epidemic or disease outbreak shall in no event be deemed to constitute a breach of this Section 5.01, (ii) any action taken, or omitted to be taken, by the Company or any of its Subsidiaries that is a response to or as a result of any pandemic (including COVID-19), epidemic or disease outbreak, as determined by the Company in its sole and reasonable discretion, shall in no event be deemed to constitute a breach of this Section 5.01, and (iii) prior to the Adjustment Calculation Time, the holders of Common Stock and/or Options shall be permitted to receive from the Company and its Subsidiaries by way of dividends, distributions, return of capital or otherwise all cash and cash equivalents owned or held by or for the benefit of the Company and its Subsidiaries prior to and as of the Adjustment Calculation Time, and the Company and its Subsidiaries shall be permitted to use such cash and cash equivalents to pay or repay any liabilities of the Company and its Subsidiaries.

5.02Access to Books and Records. The Company shall, and shall cause each of its Subsidiaries to, provide Buyer, Merger Sub, or their respective Affiliates and Advisors with reasonable access, during normal business hours and upon reasonable advanced notice, to the facilities, assets, properties, financial information, senior‑management level employees, books and records of or regarding the Company and its Subsidiaries as reasonably requested from time to time; provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or involve any environmental sampling or testing or invasive or subsurface investigations, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the Transactions, and (c) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of its representatives if such access or disclosure (x) would cause material competitive harm to the Company or any of its Subsidiaries if the Transactions are not consummated, (y) would waive any legal privilege or (z) would be in violation of applicable Laws (including any COVID-19 Measure) or the provisions of any agreement to which the Company or any of its Subsidiaries is a party. The Company does not make any representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 5.02, and Buyer and Merger Sub may not rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in ARTICLE III regarding the Company and its Subsidiaries, and the providing of any such information will not expand the claims or remedies available hereunder to Buyer, Merger Sub, or the Buyer Group in any manner. The information provided pursuant to this Section 5.02 will be used solely for the purpose of effecting the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement.

5.03Regulatory Filings. Subject to Section 9.03, the Company will use reasonable best efforts to (a) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with Buyer and Merger Sub in exchanging such information and providing such assistance as Buyer and Merger Sub may reasonably request in connection with the foregoing and (c) (i) supply promptly any additional information and documentary material that may be reasonably requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) use reasonable best efforts to take all actions necessary to obtain all required clearances. The Parties agree that this Section 5.03 (and not Section 5.06) sets forth the Company’s

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sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03.

5.04Notification. The Company will notify Buyer and Merger Sub of any variances from the representations and warranties contained in ARTICLE III that would result in a failure of the condition set forth in Section 7.02(a) reasonably promptly upon discovery thereof.

5.05Exclusivity.  During the Interim Period, the Company will not, and the Company will cause its Subsidiaries not to, and will not authorize or permit any of their directors, partners, officers, managers, employees, agents or Advisors to, directly or indirectly, take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any non-public information to, or otherwise cooperate in any way with, any Person (other than Buyer, Merger Sub and their respective Advisors acting in such capacity) concerning any merger or recapitalization involving the Company or its Subsidiaries, sale of the Common Stock or other equity interests of the Company or its Subsidiaries, any sale of all or substantially all of the assets or equity interests of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business consistent with past practice) (an “Acquisition Transaction”). The Company will, and will cause its Subsidiaries and their respective officers, directors, and Advisors to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Acquisition Transaction, including any access to any online or other datasites.

5.06Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.03 and this Section 5.06), the Company will, and will cause its Subsidiaries and Advisors to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (x) cause its conditions to Closing to be satisfied (but not waived) and for the Closing to occur as promptly as practicable and (y) not take any action intended to prevent the Closing. For purposes of this Agreement, the “reasonable best efforts” of the Company will not require the Company or any of its Subsidiaries, Affiliates or Advisors to (A) expend any money to remedy any breach of any representation or warranty hereunder, (B) commence any litigation or arbitration proceeding, (C) waive or surrender any right or modify any agreement (including any agreements set forth on Schedule 3.11), (D) offer or grant any accommodation or concession (financial or otherwise) to any third party, (E) make any material payment to third parties or otherwise suffer any similar detriment, (F) subject to the Company’s compliance with Section 9.03 and Section 9.05(a), obtain any consent required for the consummation of the Transactions, (G) waive or forego any right, remedy or condition hereunder, or (H) provide financing to Buyer or Merger Sub for the consummation of the Transactions.

5.07Resignations.  On the Closing Date, the Company shall cause to be delivered to Buyer duly signed resignations, effective immediately upon the Closing, of all directors of their position as a director and, if requested by Buyer in writing at least five (5) Business Days prior to Closing, of officers of their position as an officer of the Company and each of its Subsidiaries; provided that no such resignation by any individual shall be a resignation from employment with the Company or any of its Subsidiaries if such individual is so employed.

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5.08280G Cooperation.  The Company will, prior to the Closing Date, use reasonable best efforts to obtain the shareholder approval in accordance with Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto such that payments or benefits to be received or retained by any “disqualified individual” (as defined in Treasury Regulation Section 1.280G‑1) arising in whole or in part as a result of or in connection with the Transactions should not be characterized as “excess parachute payments” under Section 280G of the Code. Prior to seeking such shareholder approval, the Company will use its reasonable best efforts to obtain waivers from the intended recipients of such payments or benefits which waivers shall provide that unless such payments or benefits are approved by the shareholders of the Company to the extent and manner prescribed under Section 280G(b)(5)(B) of the Code and in a form reasonably acceptable to Buyer, such payments or benefits shall not be made. At least three (3) days prior to seeking such waivers and soliciting such shareholder approval, the Company shall provide drafts of its Section 280G calculations, waivers and such shareholder approval materials to Buyer for its review and approval of the form (such approval not to be unreasonably withheld or delayed). At least one (1) Business Day prior to the Closing Date, the Company shall deliver to Buyer satisfactory evidence that a vote of shareholders of the Company was solicited in accordance with the provisions of this Section 5.08 and the results.

5.09Necessary Stockholder Approval.  Promptly following the execution of this Agreement, the Company shall seek to obtain the written consent from the holders holding Common Stock that are sufficient to fully and irrevocably deliver the Necessary Stockholder Approval.

5.10Repayment of Indebtedness. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a draft copy of a customary payoff letter (subject to delivery of funds as arranged by Buyer) from any existing lender, and, on the Closing Date, the Company shall deliver to Buyer an executed copy of such payoff letter.

5.11Required Financial Statements.  Prior to the Closing, the Company shall, and shall use its commercially reasonable efforts to cause its independent auditors and other representatives to, (i) reasonably cooperate with and assist Buyer and its representatives in the preparation and (if necessary) modification of such financial statements of or relating to the Company and its Subsidiaries as shall be necessary for Buyer to comply timely with its obligations to file financial statements with respect to the Company and its Subsidiaries with the Securities and Exchange Commission (the “SEC”) pursuant to Item 9.01 of Form 8-K, in each case meeting the requirements of Regulation S-X promulgated by the SEC and all other applicable accounting rules and regulations of the SEC promulgated thereunder (including financial statements required by Item 9.01(a)(1) of Form 8-K and pro forma financial information required by Item 9.01(b)(1) of Form 8-K), or with respect to any future registration statement or private offering that may be filed or conducted by Buyer or its Affiliates where inclusion of such financial statements is required, and (ii) cooperate with and assist Buyer and its representatives in obtaining any consents of the Company’s independent auditors to include and/or incorporate any of the Company’s audited financial statements and the auditors’ report thereon required to be filed, incorporated by reference or included in any disclosure document in connection with a public or private offering of securities of Buyer or its Affiliates.

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ARTICLE VI

COVENANTS OF BUYER AND MERGER SUB

6.01Access to Books and Records. From and after the Closing until the seventh (7th) anniversary of the Closing Date, Buyer will, and will cause the Surviving Corporation to, provide the Representative (and its Advisors requiring such access in light of the purposes therefor) with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, advisors, accountants, offices and properties of the Company and its Subsidiaries for the sole purpose of better understanding the books and records that relate to periods prior to the Closing Date. Unless otherwise consented to in writing by the Representative, neither Buyer nor the Surviving Corporation will, or will permit the Surviving Corporation’s Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Surviving Corporation and its Subsidiaries for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof (at the Stockholders’ and Optionholders’ cost and expense) that Buyer or the Surviving Corporation or any of its Subsidiaries may intend to destroy, alter or otherwise dispose. Notwithstanding the foregoing, no such access shall be permitted to the extent it would (i) jeopardize the attorney‑client privilege or other legal immunity or protection from disclosure of Buyer, the Surviving Corporation or their Subsidiaries or (ii) contravene any Law, contract or other obligation of confidentiality.

6.02Regulatory Filings.

(a)Subject to Section 9.03, Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, (i) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (ii) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing, and (iii) (A) supply promptly any additional information and documentary material that may be reasonably requested in connection with such filings, (B) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (C) use reasonable best efforts to take all actions necessary to obtain all required clearances. Notwithstanding anything to the contrary herein, Buyer and Merger Sub will not make or cause to be made any filing or submission that solely relates to the Transactions to any Governmental Body prior to the Closing without the prior written consent of the Company, other than, subject to Section 9.03, any filing or submission required by the HSR Act or any filing or submission required by Law or any Governmental Body. Subject to Section 9.03, Buyer, Merger Sub, and their respective Affiliates and Advisors will not communicate with any Governmental Body regarding the Transactions, this Agreement, or any other matter contemplated hereby without the prior written consent of the Company.

(b)Prior to the Effective Time, without the prior written consent of the Company, Buyer will not permit or agree to permit any Person to obtain any equity interests (or

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rights to obtain any equity interests) in Buyer or any Person of which Merger Sub is a direct or indirect Subsidiary, in each case, that would require any additional regulatory approvals or notices or that could reasonably be expected to prevent or delay consummation of the Transactions.

6.03Notification.  Each of Buyer and Merger Sub will promptly notify the Company, if allowed by Law or Order, of: (a) any notice or other communication from any Person to Buyer or Merger Sub alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Body to Buyer or Merger Sub related to or in connection with the Transactions; (c) any actions, suits, claims or litigation proceedings commenced or, to its knowledge threatened in writing against, whether civil, criminal or administrative, relating to or involving or otherwise affecting Buyer, Merger Sub or their respective Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.04 or that relate to the consummation of the Transactions; and (d) any breach or inaccuracy of any representation or warranty of Buyer or Merger Sub contained in this Agreement that would result in a failure of the condition set forth in Section 7.03(a); provided, however, that the delivery of any notice pursuant to this Section 6.03 will not limit any of the representations and warranties of Buyer or Merger Sub set forth in this Agreement or the remedies available hereunder to the Company.

6.04Reasonable Best Efforts.  Subject to the terms of this Agreement (including the limitations set forth in this Section 6.04), Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (x) make any required notices and obtain all necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary, (y) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (z) not take any action intended to, or that would reasonably be expected to, prevent the Closing. Without limiting the foregoing, during the Interim Period, Buyer, Merger Sub and their respective Subsidiaries shall not, and shall cause their respective Affiliates and Advisors not to, take any action that would reasonably be expected to prevent or materially delay or impede the consummation by Buyer, Merger Sub or any of their respective Subsidiaries of the Transactions.

6.05Director and Officer Liability and Indemnification.

(a)All rights to indemnification by the Company existing in favor of those Persons who are current or former directors and officers of the Company or any of its Subsidiaries (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time as provided in the certificate of incorporation of the Company and the Company’s bylaws or in any of the Organizational Documents of any of the Company’s Subsidiaries (as in effect on the date hereof) and as provided in those indemnification agreements between the Company or its Subsidiaries and such Indemnified Persons (as in effect on the date hereof) listed in Schedule 6.05(a) and in the forms made available by the Company to Buyer as of the date hereof, in each case subject to the terms, conditions and limitations thereof, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under applicable Law, and any claim made requesting indemnification pursuant to such

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indemnification rights shall continue to be subject to this Section 6.05(a) and the indemnification rights provided under this Section 6.05(a) until disposition of such claim. The Company hereby represents to Buyer that no claim for indemnification has been made as of the date hereof by any Indemnified Persons.

(b)For a period of at least six (6) years from the Closing Date, Buyer and the Surviving Corporation will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any provision in such Person’s certificate of incorporation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any Indemnified Person as in effect immediately prior to the Effective Time in any manner adverse to any Indemnified Person, and Buyer and the Surviving Corporation will cause all such provisions to be observed by their Subsidiaries, it being the intent of the Parties that any Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under applicable Law.

(c)At the Closing, the Surviving Corporation will (at Buyer’s expense) obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the Indemnified Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current carrier in an amount and scope at least as favorable as the Company’s and its Subsidiaries’ existing policies with respect to matters existing or occurring at or before the Closing Date; provided that, in the event that any claim is brought under any such policy before the sixth (6th) anniversary of the Closing Date, such insurance policies will be maintained until final disposition thereof. Buyer and the Surviving Corporation will not, and will cause their Subsidiaries to not, cancel or change such insurance policies in any respect and will maintain such policies in full force and effect.

(d)The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Indemnified Person may at any time be entitled, and every other right and remedy of the Indemnified Persons shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.  Buyer and Merger Sub hereby acknowledge that the Indemnified Persons have or may in the future have certain rights to indemnification, advancement of expenses or insurance provided by other Persons (collectively, “Other Indemnitors”).  Buyer and Merger Sub hereby agree that, with respect to any advancement or indemnification obligation owed at any time to an Indemnified Person by Buyer, the Surviving Corporation or any of its Subsidiaries or any Other Indemnitor, whether pursuant to any certificate of incorporation, bylaws, partnership agreement, operating agreement, indemnification agreement or other document or agreement or pursuant to this Section 6.05 (any of the foregoing, an “Indemnification Obligation”), Buyer, the Surviving Corporation and its Subsidiaries shall be, and, after the Effective Time, Buyer shall cause the Surviving Corporation and its Subsidiaries to be, (i) jointly and severally, and at all times, the indemnitors of first resort (i.e., Buyer’s, the Surviving Corporation’s and its Subsidiaries’ obligations to an Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Person shall be secondary) and (ii) at all times, required to advance, and liable, jointly and severally, for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as

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required by the terms of this Agreement or any Indemnification Obligation, without regard to any rights that an Indemnified Person may have against the Other Indemnitors. Furthermore, Buyer irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the Indemnified Person must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before the Surviving Corporation or its Subsidiaries or Buyer must perform its expense advancement, reimbursement and indemnification obligations under this Agreement. Buyer hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which an Indemnified Person has sought indemnification from Buyer or the Surviving Corporation or its Subsidiaries shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnified Person against Buyer, the Surviving Corporation or its Subsidiaries, and Buyer, the Surviving Corporation and its Subsidiaries shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnified Person to the extent such amounts would have otherwise been payable by Buyer, the Surviving Corporation or its Subsidiaries under any Indemnification Obligation.

(e)In the event that Buyer, the Surviving Corporation or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, Buyer will use commercially reasonable efforts to have the successors and assigns of such Persons or properties, rights or assets, as the case may be, expressly assume in writing and be bound by the obligations set forth in this Section 6.05 in connection with such succession of assignment.

(f)This Section 6.05 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer and the Surviving Corporation under this Section 6.05 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.05 applies without the consent of such affected Person.

(g)The Buyer Parties and the Surviving Corporation, on behalf of themselves and their Subsidiaries, expressly acknowledge and agree, that the agreements contained in this Section 6.05 and the indemnification contemplated by this Section 6.05 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law (or if earlier, when no obligations under this Section 6.05 remain) and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01.

6.06Contact with Business Relations. Without limiting the provisions of Section 5.02, Buyer and Merger Sub acknowledge that they are not authorized to, and agree that they will not, and they will not permit any member of the Buyer Group to, contact any officer, director, employee, customer, supplier, distributor, lessee, lessor, Stockholder, Optionholder, lender, noteholder or other material business relation of the Company or its Subsidiaries before the Closing with respect to the Company, its Subsidiaries, their businesses and/or the Transactions, in

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each case, without receiving the prior written consent of the Company before each such contact, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that nothing in this Section 6.06 shall prohibit Buyer from conducting its own ordinary course sales and marketing efforts with respect to Buyer’s products and services.

6.07Tax Matters.

(a)Transfer Taxes. At the Closing or, if due thereafter, promptly when due thereafter, all sales, use, excise, goods and services, value added, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization or similar Taxes and all applicable conveyance fees, recording charges and other similar fees and charges applicable to, arising out of or imposed upon the Transactions, whether imposed on Buyer, Merger Sub, the Company (or, after Closing, the Surviving Corporation) or any of its Subsidiaries (collectively, “Transfer Taxes”) will be paid by Buyer. Buyer will prepare any Tax Returns or other documentation with respect to such Taxes, and the Representative will cooperate with Buyer in the preparation and filing, including joining in the execution of, any such Tax Returns and other documentation.

(b)Tax Returns.  The Company will promptly provide or make available to Buyer copies of all income and other material Tax Returns that are to be filed by the Company or any of its Subsidiaries after the date of this Agreement and on or prior to the Closing Date, including giving Buyer access to all supporting work papers.  The Company shall permit Buyer to review and comment on each such Tax Return prior to filing it, providing Buyer with a reasonable amount of time for such review and comment, and shall reasonably and in good faith consider such revisions to such Tax Returns as are requested by Buyer.

(c)Cooperation on Tax Matters. Buyer, the Surviving Corporation and the Representative will cooperate fully, as and to the extent reasonably requested by any other Party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax‑related claims. Such cooperation will include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information and explaining any materials provided pursuant to this Section 6.07(c). Notwithstanding anything to the contrary in this Agreement, the Representative shall have no obligation to prepare or file any Tax Returns.

(d)Tax Contests.  Notwithstanding anything to the contrary in this Agreement, following the Closing, Buyer will have the sole right (but not the obligation) to conduct any Tax enquiry, investigation, audit or other Tax dispute or contest relating to the Company or any of its Subsidiaries.

(e)Tax Certificates.  Buyer, the Surviving Corporation and the Representative agree, upon request of the other, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or customer of the Company or any of its Subsidiaries or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions); provided, however, that Buyer shall

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reimburse Representative for any expenses incurred by Representative in responding to requests under this Section 6.07(e) that are not related to the Transactions.

(f)Tax Sharing Agreements. Effective as of the Closing Date, any and all tax sharing or allocation agreements or arrangements to which the Company or any of its Subsidiaries is a party to shall be terminated such that none of Buyer, the Company, any of its Subsidiaries or any counterparty thereto shall have any further liability thereunder.

(g)Allocation of Taxable Income. For all purposes of this Agreement, including the calculation of the Tax Liability Amount:

(i)For all income Tax purposes and otherwise to the extent the Company and its Subsidiaries are permitted, but not required, under applicable U.S., non-U.S., state or local Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period; and

(ii)in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (A) in the case of any Taxes other than gross receipts, sales or use Taxes, value-added Taxes, employment Taxes, withholding Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which shall be the number of days in the Tax period ending on and including the Closing Date and the denominator of which shall be the number of days in the entire Tax period, and (B) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, value-added Tax, employment Tax or withholding Tax be deemed equal to the amount that would be payable if the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the allocations set forth in the foregoing clause (ii) shall be made in a manner consistent with the prior practice of the Company and its Subsidiaries unless otherwise required by applicable Law.

6.08R&W Insurance Policy. On or after the date hereof, Buyer may bind an insurance policy with respect to the representations and warranties of the Company in this Agreement (the “R&W Insurance Policy”). All costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission, due diligence fees, Taxes related to such policy and other fees and expenses associated with such policy will be paid by Buyer. Buyer agrees that the R&W Insurance Policy will be on customary terms and conditions (including, for the avoidance of doubt, (a) the insurer expressly waiving, and agreeing not to pursue, directly or indirectly, except claims for a Party’s Fraud, any subrogation rights against the Company, its Subsidiaries, any Stockholder, any Optionholder, or any of their direct or indirect equityholders or any of their Affiliates with respect to any claim made by any insured thereunder and (b) the insurer expressly agreeing that Buyer and its Affiliates shall have no obligation to pursue any claim against the Company, its Subsidiaries or any Stockholder or any of their direct or indirect equityholders or any of their Affiliates in connection with any loss, liability or damage related thereto). Buyer and its Affiliates will not (i) amend, waive or otherwise modify the R&W Insurance Policy in any manner that would allow the insurer thereunder or any other Person to, except claims for a Party’s Fraud, subrogate or otherwise make or bring any action or proceedings against the Company, its Subsidiaries, any Stockholder, any Optionholder or any of their direct or indirect equityholders or

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any of their Affiliates or (ii) novate or otherwise assign its rights under such R&W Insurance Policy (or do anything which has a similar effect).

ARTICLE VII

CONDITIONS TO CLOSING

7.01Conditions to All Parties’ Obligations. The respective obligations of each of the Company, Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction of the following conditions at the Closing:

(a)the applicable waiting period under the HSR Act has expired or been terminated (the “HSR Approval”);

(b)no court or other Governmental Body has (x) issued, enacted, entered, promulgated or enforced any Law or Order (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger or (y) commenced a proceeding wherein an unfavorable Order would reasonably be expected to prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such Transaction to be rescinded;

(c)the Necessary Stockholder Approval has been obtained; and

(d)this Agreement has not been terminated in accordance with Section 8.01.

7.02Conditions to Buyer’s and Merger Sub’s Obligations.  The obligations of Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction (or waiver in writing by Buyer) of each of the following conditions at the Closing:

(a)(i) the representations and warranties set forth in ARTICLE III (other than the Fundamental Representations and the representation and warranty set forth in clause (ii) of the first sentence of Section 3.07) shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Fundamental Representations set forth in ARTICLE III shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date and (iii) the representation and warranty set forth in clause (ii) of the first sentence of Section 3.07 shall be true and correct in all respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date;

(b)the Company shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

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(c)no Material Adverse Effect shall have occurred after the date of this Agreement and shall be continuing;

(d)the Company has delivered to Buyer and Merger Sub a certificate of the Company, in the form of Exhibit F and dated as of the Closing Date, stating that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied;

(e)The Dissenting Shares arising under the DGCL represent no more than 10% of the outstanding capital stock of the Company entitled to vote thereon;

(f)The Voting and Support Agreement shall be effective and shall not have been revoked, rescinded, waived or amended without the written consent of Buyer; and

(g)The Company is in a position to deliver each of the items required to be delivered by it pursuant to Section 2.02.

7.03Conditions to the Company’s Obligations. The obligation of the Company to consummate the Transactions, including the Merger, is subject to the satisfaction (or waiver in writing by the Company) of the following conditions at the Closing:

(a)(i) the representations and warranties set forth in ARTICLE IV shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not prevented, and would not reasonably be expected to prevent, the ability of Buyer to perform its obligations under this Agreement (including to consummate the Transactions); and (ii) the Fundamental Representations set forth in ARTICLE IV shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date;

(b)Buyer and Merger Sub shall have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c)Buyer and Merger Sub have delivered to the Company and the Representative a certificate of Buyer and Merger Sub, in the form of Exhibit G and dated as of the Closing Date, stating that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied; and

(d)Buyer and Merger Sub are in a position to deliver each of the items required to be delivered by Buyer and Merger Sub pursuant to Section 2.02.

7.04Waiver of Conditions. Upon consummation of the Closing, at the Effective Time, any condition set forth in this ARTICLE VII which was not satisfied as of the Effective Time will be deemed to have been waived for all purposes by the Party having the benefit of such condition as of and after the Effective Time.

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ARTICLE VIII

TERMINATION

8.01Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a)by mutual written consent of Buyer, on the one hand, and the Company, on the other hand;

(b)by Buyer, on the one hand, or by the Company, on the other hand, if the Closing has not occurred on or before the date that is 120 days after the date of this Agreement (as such date may be extended pursuant to Section 10.16, the “End Date”); provided that (i) no termination may be made under this Section 8.01(b) if the failure to consummate the Closing by the End Date was caused by the breach of the Party seeking to terminate this Agreement pursuant to this Section 8.01(b) and (ii) if the satisfaction, or waiver by the appropriate Party, of all of the conditions contained in ARTICLE VII (other than those conditions that by their nature only can be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing) occurs two (2) Business Days or less before the End Date, then neither Buyer nor the Company will be permitted to terminate this Agreement pursuant to this Section 8.01(b) until the third (3rd) Business Day after the End Date; provided, further, that Buyer shall have no right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of a legal proceeding by the Company or the Representative for specific performance pursuant to Section 10.16;

(c)by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, (i) if such breach is curable by the Company, then Buyer may not terminate this Agreement under this Section 8.01(c) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after Buyer notifies the Company in writing of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(c) will not be available to Buyer at any time that Buyer or Merger Sub is then in breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied;

(d)by the Company, upon a breach of any covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, or if any representation or warranty of Buyer or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, (i) if such breach is curable by Buyer or Merger Sub, then the Company may not terminate this Agreement under this Section 8.01(d) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after the Company notifies Buyer in writing of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(d) will not be available to the Company at any time that the Company is then in breach of any covenant, agreement or representation and warranty hereunder, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; and

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(e)by Buyer, by written notice to the Company, on or after the third (3rd) Business Day after the date of this Agreement, unless prior to such termination, the Company has delivered to Buyer a written consent constituting the Necessary Stockholder Approval.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other Party. Any termination by the Company under this Section 8.01 (whether before or after the Necessary Stockholder Approval has been delivered to Buyer) will be by action of its board of directors (without requiring any action by the Stockholders or any other Person).

8.02Effect of Termination.  If this Agreement is terminated pursuant to Section 8.01, this Agreement will become void and have no further legal effect without any liability or obligation on the part of any Party hereto, (i) other than liabilities and obligations under the Confidentiality Agreement, (ii) except that the provisions of this Section 8.02, Section 8.03 and ARTICLE X will survive any termination of this Agreement, (iii) except that no such termination will relieve any Party from any liabilities, losses, damages, obligations, costs or expenses (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and may include, to the extent proven, the benefit of the bargain lost by the Company, the Stockholders and/or the Optionholders, taking into consideration relevant matters, including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such Persons) relating to such Party’s willful breach of this Agreement, including the failure to cause the Closing to occur when the conditions set forth in Article VII have been satisfied or waived.

8.03Certain Other Effects of Termination. In the event of the termination of this Agreement by either the Company or Buyer as provided in Section 8.01, the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement for a period of two (2) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional two (2) year period).

ARTICLE IX

ADDITIONAL AGREEMENTS AND COVENANTS

9.01Further Assurances. From time to time, as and when requested by any Party hereto and at such Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

9.02Employees and Employee Benefits.

(a)Compensation and Benefits. Effective as of the Closing and continuing for one (1) year thereafter, Buyer will, or will cause its Affiliates, the Surviving Corporation and its Subsidiaries to, provide to all employees of the Company and its Subsidiaries as of immediately

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following the Closing (the “Retained Employees”):  (i) a base salary or wage rate and cash bonus and commission opportunities (on an annualized basis) at least equal to the base salary or wage rate and cash bonus and commission opportunities in effect for such Retained Employee immediately before the Closing and (ii) employee benefits (other than equity compensation) which are no less favorable, in the aggregate, than those made available to similarly situated employees of Buyer and its Affiliates. Nothing in this Section 9.02(a) will obligate Buyer or the Surviving Corporation or any of its Subsidiaries to continue (and will not prevent Buyer or the Surviving Corporation or any of its Subsidiaries from modifying or terminating) the employment of any such Retained Employee. Buyer will be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Treas. Reg. Sec. 54.4980B‑9e.

(b)Employee Service Credit. Buyer will use commercially reasonable efforts to (i) give, or cause the Surviving Corporation to give, each Retained Employee credit under any benefit or compensation plan, program, agreement, arrangement or policy of Buyer or any of its Affiliates (including retirement, vacation, paid time off, sick leave and severance policies), for purposes of eligibility, vesting and entitlement to such amount of vacation, paid time off, sick leave and severance benefits for the Retained Employee’s service with the Company and its Affiliates prior to the Closing Date to the same extent such service was recognized under a similar Plan, except in each case, to the extent such treatment would result in duplicative benefits, (ii) allow such Retained Employees to participate in each plan providing welfare benefits without regard to preexisting‑condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) if any of the Plans that provide welfare benefits are terminated prior to the end of the plan year that includes the Closing Date, cause each Retained Employee to be credited with any expenses that were covered by the Plans during such plan year for purposes of determining deductibles, co‑pays and other applicable limits under any replacement plans.

(c)No Third Party Beneficiaries. The provisions contained in this Section 9.02 are for the sole benefit of the Parties to this Agreement and nothing set forth in this Section 9.02 will (i) confer any rights or remedies, including any third‑party beneficiary rights, upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the Parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plan or any other benefit plan, program, agreement or arrangement or (iii) subject to compliance with the other provisions of this Section 9.02, alter or limit Buyer’s or the Surviving Corporation’s or any of its Subsidiaries’ ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement at any time.

(d)WARN Act. For the ninety (90) day period immediately following the Closing, Buyer shall not, or shall cause its Affiliates, the Surviving Corporation and its Subsidiaries to not, take any action that would trigger notice obligations under the WARN Act with respect to any of the Retained Employees.

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9.03Antitrust Notification.

(a)The Company and the Buyer Parties will, as promptly as practicable and no later than five (5) Business Days following the date of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), any notification form required pursuant to the HSR Act for the Transactions, which form will specifically request early termination of the waiting period prescribed by the HSR Act; provided that, in the event the FTC and/or the DOJ are closed or not otherwise accepting such filings under the HSR Act (a “Government Closure”), such five (5) Business Day period shall be extended day-for-day, for each Business Day a Government Closure is in effect. Each of the Company and the Buyer Parties will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will provide any supplemental information requested by any Governmental Body as promptly as reasonably practicable. The Company and the Buyer Parties will use reasonable best efforts to comply as promptly as reasonably practicable with any requests made for any additional information in connection with such filings. Buyer will be responsible for all filing fees payable in connection with any filings related to Antitrust Laws.

(b)Subject to the last sentence of this Section 9.03(b), the Company and the Buyer Parties will use their reasonable best efforts to promptly obtain any HSR Approval for the consummation of the Transactions and will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and will comply promptly with any such inquiry or request, including using their respective best efforts to certify compliance with any request for additional information or documentary material from the DOJ or the FTC pursuant to the HSR Act (a “Second Request”) promptly after receipt of such Second Request and to produce documents on a rolling basis. The Buyer Parties will, and will cause their Affiliates to oppose any motion or action for a temporary, preliminary or permanent injunction or order against or preventing or delaying the consummation of the Transactions, in each case, as may be required in order to obtain satisfaction of the closing conditions set forth in Section 7.01(a) as expeditiously as possible, and in any event, before the End Date; provided, however, and for avoidance of doubt, the Buyer and its Affiliates shall have no obligation to agree to any structural or conduct relief whatsoever.

(c)The Parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under any Antitrust Law at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of material communications from and to personnel of Governmental Bodies and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Buyer Parties will participate in any meeting or discussion with any Governmental Body with respect of any such filings, applications, investigation or other inquiry without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Buyer or the Company, will be limited to outside antitrust counsel only). Notwithstanding the foregoing, Buyer shall, in all cases, after consultation with the Company and good faith efforts to consider and reflect all views and input provided by

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the Company with respect to such matters and regarding all strategic decisions relevant to obtaining clearance under the HSR Act, (x) determine timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Bodies (provided, however, that Buyer shall not be responsible for the factual representations relating to the Company contained in filings under the HSR Act, or responses to compulsory process, that are made by the Company without any input from Buyer), and (y) lead all proceedings and coordinate all activities, in each such case under clauses (x) and (y) with respect to seeking actions, consents, approvals or waivers of any Governmental Bodies under the HSR Act.

(d)Except as specifically required by this Agreement and except as in the ordinary course of business consistent with past practice, the Buyer Parties will not take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of the Parties to consummate the Transactions. Without limiting the generality of the foregoing, the Buyer Parties will not, and will not permit any member of the Buyer Group or their respective Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Body necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Body entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions.

9.04Certain Consents. Buyer and Merger Sub expressly acknowledge and agree that certain consents to the Transactions may be required from Governmental Bodies or parties to contracts or other agreements to which the Company or one of its Subsidiaries is a party (including the agreements set forth on Schedule 3.11) and that such consents have not been obtained as of the date of this Agreement and may not be obtained. Buyer and Merger Sub expressly acknowledge and agree that, notwithstanding anything else in this Agreement, subject to the Company’s compliance with each of Section 9.03 and Section 9.05(a) in all material respects, neither the Company nor any of the Seller Parties will have any liability whatsoever to Buyer or Merger Sub, including, for the avoidance of doubt, through any reduction in, or deduction from, the Base Merger Consideration in calculating the Merger Consideration (whether through any increase in Closing Indebtedness or Transaction Expenses or any decrease in Closing Net Working Capital or otherwise) in accordance with this Agreement, and Buyer and Merger Sub will not be entitled to assert any claims, in each case, arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions (other than pursuant to the HSR Act and the Necessary Stockholder Approval) or because of the default, acceleration or termination of or loss of any right under any such contract or other agreement as a result of the Closing and the failure to obtain any such consent. Further, the Buyer Parties expressly acknowledge and agree that, notwithstanding anything else in this Agreement, subject to the Company’s compliance with each of Section 9.03 and Section 9.05(a) in all material respects, no representation, warranty or covenant of the Company contained herein will be breached or deemed breached and no condition of Buyer or Merger Sub will be deemed not to be satisfied as a result of the failure to obtain any such consent or as a result of any such default, acceleration or

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termination or loss of any right or any action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination or loss of any right.

9.05Written Consents; Section 262 Notices.

(a)Promptly (and in any event within three (3) Business Days) following the execution and delivery of this Agreement, the Company shall deliver to Buyer a copy of an irrevocable written consent of Stockholders constituting the Necessary Stockholder Approval, evidencing the adoption of this Agreement and the approval of the Transactions.

(b)The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, deliver to any Stockholder that has not theretofore executed a written consent adopting this Agreement, approving the Transactions and waiving any appraisal rights under Section 262 of the DGCL (each, a “Remaining Stockholder”) a request that such Stockholder execute the written consent of the Company’s Stockholders approving the Merger as provided in Section 228 of the DGCL and that such Stockholder waive any appraisal rights under Section 262 of the DGCL. In connection with such request, the Company will, through the Company Board, recommend to its Stockholders approval of the Merger. Approval of this Agreement by the Stockholders of the Company will not restrict the ability of the Company Board thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited under Section 251(d) of the DGCL. As soon as reasonably practicable after the date of this Agreement, but in no event later than five (5) Business Days thereafter, the Company will deliver to Buyer, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of Buyer and its legal counsel delivered to the Company within two (2) Business Days after Buyer receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than fifteen (15) Business Days after the date of this Agreement.

9.06Affiliate Contracts.  The Company will cause the termination, effective no later than the Effective Time, of the contracts or arrangements set forth on Schedule 9.06.

ARTICLE X

MISCELLANEOUS

10.01Survival; Certain Waivers.

(a)Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such Party prior to the Closing) of the Parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing. Each covenant and agreement requiring performance after the Closing, will, in each case, expressly survive the Closing in accordance with its terms, and if no term is specified, then for the maximum duration permitted under applicable Law, and nothing

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in this Section 10.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer and Merger Sub will also be liable for breach of any covenant or agreement requiring performance by the Surviving Corporation or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect Buyer’s or Merger Sub’s or any of their respective Affiliates’ liability for the failure to pay the Merger Consideration (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement).

(b)From and after the Effective Time, to the fullest extent permitted under applicable Law, the Company and the Buyer Parties expressly waive, on their own behalf and on behalf of the Buyer Group, any and all rights, claims and causes of action any of them may have against any Seller Party (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person’s capacity as such) relating to the operation of the Company or its Subsidiaries or their respective businesses, or relating to the subject matter of this Agreement or any other document contemplated hereby, or the Transactions (regardless of the theory of liability, whether breach of contract, tort, conspiracy, equity or other theory of liability), including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), in each case, whether known or unknown, suspected or unsuspected.  Furthermore, from and after the Effective Time, without limiting the generality of this Section 10.01, to the fullest extent permitted under applicable Law, no action, suit or litigation proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Buyer Group (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) or the Seller Group against any of the Seller Parties or Buyer Parties (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person’s capacity as such), as the case may be, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company or any other Person delivered hereunder or in connection with the Transactions (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing or the Effective Time.

(c)The Buyer Parties and the Seller Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group or the Seller Group, as the case may be, that the agreements contained in this Section 10.01 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of this Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.01, none of the Parties would enter into this Agreement and the Company would not recommend approval of this Agreement to the Stockholders.

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(d)For the avoidance of doubt, the foregoing shall not be deemed to be a waiver of claims for a Party’s Fraud.

(e)The Company and the Buyer Parties acknowledge and agree that each is independently familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

(f)The Company and the Buyer Parties hereby waive and relinquish any rights and benefits they may have under Section 1542 or any similar statute or common law principle of any jurisdiction.

10.02Acknowledgment by the Buyer Parties.

(a)The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that they have conducted to their full satisfaction an independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company and its Subsidiaries, and, in making their determination to proceed with the Transactions, the Buyer Parties have relied solely on the results of their own independent investigation and verification and have not relied on, are not relying on, and will not rely on, any of the Company, its Subsidiaries, any Stockholder or Optionholder of the Company or any of their respective Affiliates (or any representations, warranties, information, statements, disclosures, or materials of or provided by any of the foregoing), that certain datasite administered by Intralinks Inc. (the “Dataroom”), the Projections or any other representations, warranties, information, statements, disclosures, or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing or any other Seller Party, or any failure of any of the foregoing to disclose or contain any information, except for the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and in each certificate delivered hereunder, in each case, as qualified by the Disclosure Schedules and the terms and conditions (including limitations and exclusions) of this Agreement. The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that: (i) the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and in each certificate delivered hereunder, in each case, as qualified by the Disclosure Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement, are the sole and exclusive representations, warranties, information, statements, disclosures and/or materials of any kind made or provided to the Buyer Parties and on which the Buyer Parties may rely in connection with the Transactions; and (ii) all other representations, warranties, information, statements, disclosures and/or materials of any kind or nature expressed or implied, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information, including the Information Presentation, the Dataroom, the Projections, meetings, calls or

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correspondence with management of the Company and its Subsidiaries or any of the Seller Parties and (B) any other statements, disclosures, materials or any other information relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company or any of its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets, are, in each case, specifically disclaimed by the Company, on its behalf and on behalf of the Seller Parties. The Buyer Parties, on their own behalf and on behalf of the Buyer Group, expressly: (x) disclaim reliance on the items in clause (ii) in the immediately preceding sentence and agree and acknowledge that none of the items set forth in clause (ii) may serve in any respect whatsoever as the basis for a claim by any Buyer Party for Fraud, and any such claim is hereby waived, and (y) acknowledge and agree that they have relied on, are only relying on and will only rely on, the items in clause (i) in the immediately preceding sentence. Without limiting the generality of the foregoing, the Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that neither the Company, nor any other Person (including the Seller Parties), has made, is making or is authorized to make, and the Buyer Parties, on their own behalf and on behalf of the Buyer Group, hereby expressly waive, any representation or warranty (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of the Company’s or its Subsidiaries’ business, operations, assets, liabilities, prospects or any portion thereof, except solely to the extent expressly set forth in ARTICLE III, in each case, as qualified by the Disclosure Schedules and the terms and conditions of, including the limitations and exclusions in, this Agreement.

(b)Without limiting the generality of the foregoing, in connection with the investigation by the Buyer Parties of the Company and its Subsidiaries, the Buyer Parties and their Affiliates, and the representatives of each of the foregoing, have received or may receive, from or on behalf of the Company, certain projections, forward‑looking statements and other forecasts (whether in written, electronic or oral form, and including in the Information Presentation, Dataroom, management meetings, etc.) (collectively, “Projections”). The Buyer Parties expressly acknowledge and agree, on their own behalf, and on behalf of the Buyer Group, that (i) such Projections are being provided solely for the convenience of the Buyer Parties to facilitate their own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such Projections, (iii) the Buyer Parties are familiar with such uncertainties, and (iv) the Buyer Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Projections (including the reasonableness of the assumptions underlying such Projections).

(c)The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that they will not assert, institute or maintain, and will cause the Buyer Parties and any other members of the Buyer Group not to assert, institute or maintain, any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross‑claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed (including Fraud), that makes any claim contrary to the agreements and covenants set forth in this Section 10.02, including any such action, suit, claim, investigation, or proceeding with respect to the distribution to the Buyer Parties or any member of the Buyer Group, or the Buyer Parties’ or any member of the Buyer Group’s use, of the Information Presentation, the Dataroom, the Projections or any other information, statements,

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disclosures, or materials, in each case whether written or oral, provided by them or any other Seller Party or any failure of any of the foregoing to disclose any information.

(d)The Buyer Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that the agreements contained in this Section 10.02 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01; and (ii) are an integral part of the Transactions and that, without these agreements set forth in this Section 10.02, the Company would not enter into this Agreement or recommend approval of this Agreement to the holders of Common Stock.

10.03Provision Respecting Representation of Company. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Goodwin Procter LLP has been retained by, and may serve as counsel to, each and any of the Representative, Stockholders and Optionholders and their respective Affiliates (other than the Company and its Subsidiaries) (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Goodwin Procter LLP has not acted as counsel for any other Party hereto in connection with the Transactions and that none of the other Parties hereto has the status of a client of Goodwin Procter LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Goodwin Procter LLP (or any of its successors) may serve as counsel to the Seller Group or any director, shareholder, partner, manager, member, officer, employee or Affiliate of any member of the Seller Group, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the Parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and expressly waives any conflict of interest arising therefrom, and each of such Parties will cause any Affiliate thereof to consent to expressly waive any conflict of interest arising from such representation. Buyer, the Company and the Seller Group hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and the Seller Group or their respective Affiliates, on the other hand, Goodwin Procter LLP may represent the Seller Group and/or such Affiliates in such dispute even though the interests of the Seller Group and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Goodwin Procter LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries. In addition, Buyer agrees that (x) all communications prior to the Effective Time among any member of the Seller Group, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and Goodwin Procter LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the “Protected Seller Communications”), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to

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and will be retained by the Seller Group and (z) to the extent Buyer or any of its Affiliates (including the Company and its Subsidiaries after the Closing) should discover in its possession after the Closing any Protected Seller Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Representative, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection. As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Seller Group or Goodwin Procter LLP after the Closing. The Protected Seller Communications may be used by the Seller Group and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation and its Affiliates, on the one hand, and a third party other than the Seller Group (solely in their capacity as equityholders of the Company or the Representative), on the other hand, the Surviving Corporation and its Affiliates may assert the attorney‑client privilege with respect to Protected Seller Communications to prevent disclosure of confidential communications to such third party. The Buyer Parties and the Seller Parties expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group and the Seller Group, respectively, that the agreements contained in this Section 10.03 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.03, none of the Parties would enter into this Agreement and the Company would not recommend approval of this Agreement to the Stockholders.

10.04Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions (including any press release or other public announcement disclosing the transaction consideration (or any other amounts related thereto)) will be issued or made by any Party to this Agreement or any of its Affiliates or representatives without the joint approval of Buyer and the Representative, unless required by Law or the rules and regulations of any applicable stock exchange, in which case Buyer and the Representative, as applicable, will have the right to review and comment on such press release or announcement in advance of such publication; provided that each Seller Party and member of the Buyer Group will be entitled to communicate regarding the Transaction with its and its Affiliates’ investors and proposed investors in the ordinary course of business consistent with past practice if such investors are bound by an obligation of confidentiality with respect to such communications.

10.05Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the consummation of the Transactions will, subject to Section 10.19, be paid by the party incurring such expenses, except that (i) Buyer will pay all fees and expenses of the Paying Agent and the Escrow Agent, (ii) the fees and expenses of the Firm will be allocated pursuant to Section 1.08(c), as applicable, (iii) all fees and expenses in connection with the “tail” insurance policies will be allocated pursuant to Section 6.05(c), (iv) all filing fees associated with any filing or submission that is necessary in connection with Antitrust

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Laws will be allocated pursuant to Section 9.03, (v) all Transfer Taxes will be allocated pursuant to Section 6.07(a) and (vi) Buyer will pay all fees and expenses (including 100% of any premium) in connection with obtaining the R&W Insurance Policy pursuant to Section 6.08.

10.06Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail (unless transmitted after 5 p.m. Eastern Time, then on the next Business Day), (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective Party at the electronic mail address or street address, as applicable, set forth below, or at such other electronic mail address or street address as such Party may specify by written notice to the other Party hereto, provided that with respect to notices deliverable to the Representative, such notices shall be delivered solely via email:

Notices to Buyer, Merger Sub and/or the Surviving Corporation (following the Effective Time):

PTC Inc. 121 Seaport Blvd Boston, Massachusetts 02210
Attention:	Aaron von Staats
Email:	AVonstaats@ptc.com

with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP One Federal Street Boston, Massachusetts 02110
Attention:	Laurie Cerveny Russell Franklin
Email:	laurie.cerveny@morganlewis.com russell.franklin@morganlewis.com

Notices to the Company (prior to the Effective Time):

Arena Holdings, Inc. 989 E. Hillsdale Blvd., Suite 250 Foster City, CA 94404
Attention:	Jeffrey Cross
Email:	jcross@arenasolutions.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111

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Attention:	Brian McPeake Amy Keller
Email:	bmcpeake@goodwinlaw.com akeller@goodwinlaw.com

Notices to the Representative:

Fortis Advisors LLC
Attention:	Notices Department (Project Astronauts)
Email:	notices@fortisrep.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111
Attention:	Brian McPeake Amy Keller
Email:	bmcpeake@goodwinlaw.com akeller@goodwinlaw.com

10.07Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of (a) prior to the Closing, the Company and Buyer and (b) from and after the Closing, the Surviving Corporation and the Representative; provided, that Buyer and Merger Sub may assign this Agreement to any of their respective Subsidiaries, provided that no such assignment shall relieve Buyer or Merger Sub of their respective obligations under this Agreement.

10.08Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended only in a writing signed by Buyer, the Company, the Representative and, prior to the Effective Time, Merger Sub. Subject to Section 7.04, with respect to the waiver of conditions to Closing as of the Effective Time, any waiver of any provision of this Agreement will be effective against Buyer, the Company, the Representative or, prior to the Closing, Merger Sub, only as set forth in a writing executed by such Person. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

10.09Third Party Beneficiaries. Except (a) as otherwise expressly provided herein, including Section 6.05 and (b) for Sections 6.08, 10.01, 10.02, 10.03, 10.04, 10.08, 10.09 and 10.10, in respect of which each member of the Seller Group is a third party beneficiary, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of

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the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10Non‑Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of the Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.

10.11Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.12Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

10.13Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Disclosure Schedules will be deemed to broaden in any way the scope of the Parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to

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be an admission by any Party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.

10.14Complete Agreement. This Agreement, together with the Confidentiality Agreement, Paying Agent Agreement, Adjustment Escrow Agreement and any other agreements expressly referred to herein or therein (collectively, “Transaction Documents”), contain the entire agreement of the Parties regarding the subject matter of this Agreement and the Transactions and supersedes all prior agreements among the Parties respecting the sale and purchase of the Company. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

10.15Conflict Between Transaction Documents. The Parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

10.16Specific Performance. The Parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the Parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.17 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.02 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance or other equitable relief and (c) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither the Company nor Buyer would have entered into this Agreement. The Parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties hereto acknowledge and agree that any Party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.16 will not be required to provide any bond or other security in connection with any such Order. The remedies available to the Company or the Representative pursuant to this Section 10.16 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit the Company or the Representative from seeking the payment of any liabilities, losses, damages, costs or expenses related to Buyer’s breach of this Agreement, in each case, subject to the terms of Section 8.02(b).

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If, before the End Date, any Party hereto brings any action, in each case in accordance with Section 10.17, to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date will automatically be extended (y) for the period during which such action is pending, plus ten (10) Business Days or (z) by such other time period established by the court presiding over such action, as the case may be.

10.17Jurisdiction and Exclusive Venue. Each of the Parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross‑claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other Party or its successors or assigns will be brought and determined only in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken (or, if the Delaware Chancery Court declines to accept jurisdiction over a particular matter or is unable to timely hear any action, suit, claim or proceeding as a result of COVID-19 or any COVID-19 Measure, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit, claim or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no Party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue‑related grounds, including the doctrine of forum non‑conveniens. Each Party hereby irrevocably consents to the service of any and all process in any such action, suit, claim or proceeding by delivery of such process in the manner provided in Section 10.06 and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 10.06 does not constitute good and valid service of process.

10.18Governing Law; Waiver of Jury Trial.

(a)This Agreement, and any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross‑claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b)EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE

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DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING WITH RESPECT TO THE FINANCING SOURCES), WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.19Representative.

(a)Subject to the terms and conditions of this Section 10.19, and by virtue of the approval of the Merger and this Agreement by the Stockholders and Optionholders and without any further action of any Stockholders, Optionholders or the Company, Fortis Advisors LLC is designated as the Representative and as the true and lawful attorney-in-fact and exclusive agent to act on behalf of the Stockholders and Optionholders for certain limited purposes, as specified herein. Approval of this Agreement by the Stockholders holding a majority of the outstanding Common Stock will, to the maximum extent permitted under applicable Law (including DGCL § 251(b)), constitute knowing and irrevocable ratification and approval of such designation by the Stockholders and the Optionholders, and authorization of the Representative to serve in such capacity (including the exclusive power to negotiate and settle any and all disputes with Buyer or Merger Sub under this Agreement, the Adjustment Escrow Agreement and the Paying Agent Agreement) and will also constitute a reaffirmation, approval, consent to, acceptance and adoption of, and an agreement to comply with and perform, all of the acknowledgments, waivers, releases, covenants and agreements made by the Representative on behalf of the Stockholders and Optionholders in this Agreement and the other documents delivered in connection herewith (including the Adjustment Escrow Agreement and the Paying Agent Agreement), in each case, whether entered into or taken before, on or after the date of such approval. The Representative may resign at any time and may be removed only by the vote of Persons that collectively owned more than 50% of the Common Stock as of immediately prior to the Effective Time (other than (x) shares of Common Stock cancelled pursuant to Section 1.04(c) and (y) Dissenting Shares) (such Persons, the “Majority Holders”). The designation of the Representative and the powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest, and are irrevocable and will not be affected by the death, incapacity, illness, bankruptcy, dissolution, liquidation or other inability to act of any of the Stockholders or Optionholders. In the event that a Representative has resigned or been removed in accordance with this Section 10.19(a), a new Representative will be appointed by the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal, or appointment of a Representative will be delivered by the Representative to Buyer promptly after such action is taken. The immunities and rights to indemnification shall survive the resignation or removal of the Representative or any

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member of the Advisory Group and the Closing and/or any termination of this Agreement and the Adjustment Escrow Agreement.

(b)The Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Adjustment Escrow Agreement, the Paying Agent Agreement and the Representative Engagement Agreement); provided, however, that the Representative will have no obligation to act on behalf of the Stockholders or Optionholders except as expressly provided herein, in the Adjustment Escrow Agreement and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules. The Company, the Surviving Corporation, Buyer, Merger Sub, the Escrow Agent, the Paying Agent and the Firm will be entitled to rely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. The Representative shall be entitled to: (i) rely upon the Estimated Closing Statement, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder, Optionholder or other party. All actions, notices, communications and determinations by the Representative to carry out its functions under this Agreement, the Adjustment Escrow Agreement or the Representative Engagement Agreement will conclusively be deemed to have been authorized by, and will be binding upon, the Stockholders and Optionholders and their successors as if expressly confirmed and ratified in writing by the Stockholders and Optionholders, and all defenses which may be available to any Stockholder or Optionholder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Adjustment Escrow Agreement or the Representative Engagement Agreement are waived. Certain Stockholders and Optionholders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement, the Adjustment Escrow Agreement and the Representative Engagement Agreement (such Stockholders and Optionholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Representative nor any of its officers, directors, employees, partners (general or limited), members, managers, contractors, agents or Advisors (collectively, the “Representative Group”) will have any liability to Buyer, Merger Sub, the Company, the Surviving Corporation, the Stockholders or Optionholders, or any of their respective Affiliates, or any Person acting on behalf of the foregoing, with respect to actions taken, or omitted to be taken, by the Representative in such capacity (or its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith) under this Agreement, the Adjustment Escrow Agreement or the Representative Engagement Agreement. The Representative will be entitled to engage such Advisors as it will deem necessary in connection with exercising its powers and performing its functions hereunder, under the Adjustment Escrow Agreement or under the Representative Engagement Agreement and (in the absence of bad faith on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Representative Group will be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its Advisors) incurred by or on behalf of the Representative in such capacity (or any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), and shall be indemnified, defended and held harmless against any liabilities, losses, damages, obligations, costs, claims, fees, judgments, fines, amounts paid in

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settlement or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) arising out of actions taken or omitted to be taken in its capacity as Representative, including the costs and expenses of investigation, defense, settlement or adjudication of any action, suit, claim, investigation, or proceeding, from the Stockholders and the Optionholders (including from funds to be distributed to the Stockholders or Optionholders under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Adjustment Escrow Agreement, the Paying Agent Agreement, and the Representative Engagement Agreement)) (collectively, the “Representative Expenses”) and all payments required to be made under ARTICLE I are expressly subject to this Section 10.19(b). Each Stockholder and Optionholder will be responsible for its pro rata portion of any amount owed to the Representative in accordance with this Section 10.19(b) based upon the pro rata portion of the number of Aggregate Fully‑Diluted Shares held by such Stockholder or Optionholder immediately prior to the Closing. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative may recover Representative Expenses, first, from the Representative Holdback Amount, second from funds to be paid to the Stockholders or Optionholders as Merger Consideration pursuant to this Agreement after Closing, and third, directly from the Stockholders and Optionholders. The Stockholders and Optionholders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Adjustment Escrow Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The Stockholders, Optionholders and the Representative agree that the relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Representative or any Stockholder or Optionholder for any purpose of U.S. federal or state Law, including federal, state or foreign income Tax purposes. Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Stockholder or Optionholder.

(c)The Representative Holdback Amount shall be held by the Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Representative for any Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Holdback Amount and has no tax reporting or income distribution obligations. The Stockholders and Optionholders will not receive any interest on the Representative Holdback Amount and assign to the Representative any such interest.  Subject to Advisory Group approval, the Representative may contribute funds to the Representative Holdback Amount from any consideration otherwise distributable to the Stockholders and Optionholders.  As soon as reasonably determined by the Representative that the Representative Holdback Amount is no longer required to be withheld, the Representative shall distribute the remaining Representative Holdback Amount (if any) to the Escrow Agent, the

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Paying Agent and/or Buyer, as applicable, for further distribution to the Stockholders and Optionholders.

10.20No Right of Set‑Off. Each Buyer Party, on its own behalf and on behalf of the Buyer Group, hereby unconditionally and irrevocably waives any rights of set‑off, netting, offset, recoupment, or similar rights that any member of the Buyer Group has or may have with respect to the payment of the Merger Consideration or any other payments to be made by Buyer pursuant to this Agreement or any other document or instrument delivered by Buyer in connection herewith.

10.21Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission, will be treated in all manners and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto will re‑execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such Party forever waives any such defense.

ARTICLE XI

DEFINITIONS

11.01Certain Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below.

“Accounting Principles” means the accounting principles, methodologies and policies used by the Company, in accordance with GAAP consistently applied, in the preparation of the Audited Financial Statements as of December 31, 2019.

“Adjustment Calculation Time” means 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date.

“Adjustment Escrow Deposit Amount” means $1,000,000.

“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Adjustment Escrow Agreement.

“Advisors” means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.

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“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Fully‑Diluted Shares” means, as of any date of determination, the sum of (i) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all In-the-Money Options outstanding as of immediately prior to the Effective Time; provided that, for the avoidance of doubt, in no event shall Aggregate Fully‑Diluted Shares include any shares held in the treasury of the Company as contemplated by Section 1.04(c).

“Aggregate Option Exercise Price” means, as of immediately prior to the Closing, the sum of the exercise prices payable upon exercise in full of all In-the-Money Options held by all Optionholders immediately prior to the Effective Time, based on the Estimated Merger Consideration.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Base Merger Consideration” means $715,000,000.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in San Francisco, California are required to be closed as a result of federal, state or local holiday.

“Buyer Group” means the Buyer Parties, any Affiliate of any Buyer Party (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors, or permitted assigns.

“Buyer Parties” means Buyer and Merger Sub.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020 (Pub. L. 116–136) (including any changes in state or local law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act) and any legislative or regulatory guidance issued pursuant thereto.

“Cash” means, as of any given time of determination, all cash, cash equivalents and marketable securities of the Company or any of its Subsidiaries calculated in accordance with GAAP consistently applied, including any deposits (such as security, customer or other deposits in cash), at such time, plus any deposits in transit and checks and inbound wire transfers received by the Company or any of its Subsidiaries that have not yet cleared, but only to the extent that such deposits, checks and other transfers are not reflected as an asset in Net Working Capital, minus any checks written by the Company or any of its Subsidiaries (but not yet cashed) or outbound

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wire transfers by the Company or any of its Subsidiaries that have not yet cleared, but only to the extent that such checks or other payments are not reflected as a reduction in Net Working Capital.

“CCC” means the California Corporations Code.

“Certificate” means a certificate which immediately prior to the Effective Time represented any shares of Common Stock.

“changes in accounting principles” or “changes in accounting methods” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in methods, conventions, assumptions or estimation techniques (unless required by objective changes in underlying events) utilized in making accounting estimates.

“Closing Capital Stock Merger Consideration” means, as of any time of determination, the sum of (i) the Estimated Merger Consideration plus (ii) the Aggregate Option Exercise Price minus (iii) the Adjustment Escrow Deposit Amount, minus (iv) the Representative Holdback Amount.

“Closing Capital Stock Per Share Merger Consideration” means, as of any time of determination, an amount equal to the quotient determined by dividing (i) the Closing Capital Stock Merger Consideration by (ii) the Aggregate Fully‑Diluted Shares.

“Closing Cash” means Cash as of immediately prior to Closing (without giving effect to the consummation of the Transactions).

“Closing Indebtedness” means Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing (without giving effect to the Transactions but including any prepayment penalties, premia, breakage costs or similar amounts payable with respect to the Closing).

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

“Closing Option Per Share Merger Consideration” means, in respect of each share of Common Stock issuable upon exercise of any particular In-the-Money Option, the excess, if any, of (i) the Closing Capital Stock Per Share Merger Consideration minus (ii) the applicable exercise price to acquire such share of Common Stock pursuant to such In-the-Money Option.

“Code” means the Internal Revenue Code of 1986.

“Company Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“Confidentiality Agreement” means that certain Confidentiality Agreement between Buyer and the Company, dated as of September 15, 2020.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations

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thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any Law, directive, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, changes to business operations, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of COVID-19, including the CARES Act.

“DGCL” means the Delaware General Corporation Law.

“Environmental Laws” means all applicable Laws in effect on or prior to the Closing Date concerning pollution or protection of the environment.

“Equity Plan” means that certain Arena Holdings, Inc. 2017 Stock Option and Grant Plan (as amended, restated, modified and supplemented from time to time).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity that is included in a controlled group of corporations within which the Company is also included, as provided in Section 414(b) of the Code; or which is a trade or business under common control with the Company, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which the Company is also included, as provided in Section 414(m) or (o) of the Code.

“Escrow Agent” means Acquiom Clearinghouse LLC.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.05(a).

“Estimated Merger Consideration” means the result equal to (i) the Base Merger Consideration, plus (ii) Estimated Closing Cash, minus (iii) Estimated Closing Indebtedness, minus (iv) Estimated Transaction Expenses, plus (v) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Upper Bound Target Net Working Capital, minus (vi) the amount (if any) by which the Lower Bound Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Export Control Laws” means the United States export and re-export controls including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, and any other controls administered by the United States Department of Commerce, the United States Department of State, and all other applicable import and export controls in other countries in which the Company and its Subsidiaries conduct business.

“Final Adjusted Merger Consideration” means (i) the Final Merger Consideration minus (ii) the amount, if any, reserved in the Representative Holdback Amount pursuant to Section 10.19(b) as determined in good faith by the Representative at the time of determination of the Final Adjusted Merger Consideration.

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“Final Common Stock Merger Consideration” means the sum of (i) the Final Adjusted Merger Consideration plus (ii) the Aggregate Option Exercise Price.

“Final Common Stock Per Share Merger Consideration” means the quotient determined by dividing (i) the Final Common Stock Merger Consideration by (ii) the Aggregate Fully‑Diluted Shares.

“Final Merger Consideration” means the result equal to (i) the Base Merger Consideration, plus (ii) Closing Cash, minus (iii) Closing Indebtedness, minus (iv) the Transaction Expenses, plus (v) the amount (if any) by which the Closing Net Working Capital exceeds the Upper Bound Target Net Working Capital, minus (vi) the amount (if any) by which the Lower Bound Target Net Working Capital exceeds the Closing Net Working Capital, in each case, as finally determined pursuant to Section 1.08(b) or Section 1.08(c).

“Fraud” shall mean common law fraud (which includes the elements of intent and scienter)  determined in accordance with the Laws of the State of Delaware.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a), Section 3.02(a), Section 3.02(b), Section 3.04(a), Section 3.04(b), Section 3.21, Section 4.01, Section 4.02, Section 4.05, Section 4.07 and Section 4.08.

“GAAP” means United States generally accepted accounting principles.

“Governmental Body” means any supranational, national, foreign, federal, state, local, municipal, or other governmental authority of any nature (including any division, department, agency, commission, or other regulatory body thereof) and any court or arbitral tribunal.

“Hazardous Substance” means any toxic or hazardous material, substance or waste, including toxic chemicals, petroleum products or byproducts and friable asbestos.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Affiliate” shall be deemed to include any Person, trust, affiliated investment fund or other pooled investment or co‑investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control or management with, such Person or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has an investment.

“In-the-Money Option” means a Vested Option with an exercise price per share of Common Stock that is less than the Closing Capital Stock Per Share Merger Consideration.

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“Indebtedness” means, as of any given time of determination, without duplication, (a) the amount of all indebtedness for borrowed money under any credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligation evidenced by any surety bonds, letters of credit or bankers’ acceptances or similar facilities, in each case, solely to the extent drawn upon, (d) the amount recorded as a liability on a balance sheet in respect of the leases of the Company and its Subsidiaries classified as capital leases in the Financial Statements, (e) all obligations with respect to interest rate swaps, collars, caps, hedging and other derivative and similar arrangements (valued at the termination date thereof), including all obligations or unrealized losses pursuant to hedging or foreign exchange arrangements, (f) all liabilities or obligations with respect to deferred and unpaid purchase price of assets, raw materials, property or services, including any “earn-out” payments (but excluding any trade payables arising in the ordinary course of business consistent with past practices), (g) all accrued but unpaid bonuses or similar payments, in each case payable to current or former employees, directors or consultants and all tax liabilities related thereto, (h) all accrued but unpaid commissions to current or former employees, (i) all liabilities or obligations remaining to be paid out in connection with the Company’s Trilogic arrangement, (j) all tax liabilities deferred pursuant to the CARES Act or IRS Notice 2020-65 or the “Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” issued on August 8, 2020 by President Donald J. Trump, (k) any tax liabilities designated as or treated as FAS 5 contingencies, (l) any property tax amounts due, (m) guarantees by the Company or its Subsidiaries of the foregoing (but only to the extent called upon or drawn), in each case, determined applying the Accounting Principles and (m) the Tax Liability Amount; provided that without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include (i) any amounts included in Closing Net Working Capital or Transaction Expenses, (ii) any liabilities (other than Tax liabilities) related to inter‑company debt between the Company and any of its Subsidiaries and any Subsidiary of the Company and another Subsidiary of the Company, (iii) any contingent reimbursement obligations for any letters of credit, performance bonds, surety bonds and similar obligations, (iv) any liabilities under any lease classified as an operating lease in the Financial Statements or (v) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer’s or any of its Affiliates’ financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise.

“Information Presentation” means the Confidential Information Presentation, dated October 2020 and Management Presentation, dated January 2020.

“Intellectual Property” means all intellectual property rights of any type in any jurisdiction throughout the world and under any international treaties or conventions, including the following: (i) patents and patent rights, including all continuations, provisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) trademarks, service marks, trade dress, brand names, certification marks, logos, slogans, rights in designs, industrial designs, trademark rights in corporate names and other source or business identifiers, geographic indications, other designations of source, origin, sponsorship, endorsement or certification, and Internet domain names, together with all goodwill associated with each of the

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foregoing; (iii) copyrights, works of authorship, documentation, website content, database and design rights, whether or not published; (iv) registrations and applications for any of the foregoing; (v) trade secret rights, including in know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, process technology, software development methodologies, algorithms, technical information, source code, and source code documentation, (vi) rights in any computer programs, proprietary software, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, operating systems, design documents, website code and specifications, flow-charts, user manuals and training materials relating thereto and any translations thereof (“Software”); (vii) other intellectual property or similar corresponding or equivalent right to any of the foregoing or other proprietary right relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Interim Period” means the period from the execution of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to ARTICLE VIII.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of Craig Livingston, Jeff Cross, Wenxiang Ma, George Lewis and Erin Teter.

“Law” means any law (including common law), rule, regulation, or Order of any Governmental Body, as in effect on or prior to the date of this Agreement.

“Licensed Intellectual Property” means all Intellectual Property that any Person other than the Company or its Subsidiaries owns and that is used or held for use by the Company or its Subsidiaries in the operation of its business.

“Liens” means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, covenants, easements, servitudes, proxies, voting trusts or agreements or title or transfer restrictions under any stockholder or similar agreement.

“Lookback Date” means December 31, 2017.

“Lower Bound Target Net Working Capital” means an amount equal to the Target Net Working Capital minus $500,000.

“Material Adverse Effect” means any changes, events, occurrences, developments or effects that are, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the financial condition, assets, liabilities, business, or operating results of the Company and its Subsidiaries taken as a whole; provided that none of the following, either alone or taken together with other changes, events, occurrences, developments or effects, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) changes, events, occurrences or developments in, or effects arising from or relating to, general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) changes, events, occurrences or developments in, or effects arising from or relating to, national or international political, social or cultural conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military,

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cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States, (c) changes, events, occurrences or developments in, or effects arising from or relating to, financial, banking, currency or securities markets (including (w) any disruption of any of the foregoing markets, (x) any change in currency exchange rates, (y) any decline or rise in the price of any security, commodity, contract or index and (z) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions), (d) changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, epidemic, pandemic or disease outbreak (including COVID‑19), weather condition, explosion or fire or other force majeure event or act of God, (e) changes, events, occurrences, developments, or effects arising from or relating to changes in Laws (including any COVID-19 Measure) or other binding directives or determinations issued or made by, or agreements with or consents of, any Governmental Body, (f) any change in, or effect arising from or related to changes in, GAAP or other accounting requirements or principles or the interpretation thereof, (g) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body, (h) actions required to be taken under applicable Laws (including any COVID-19 Measure), (i) changes, events, occurrences, developments, or effects arising from or relating to (w) the taking of any action expressly permitted or required by this Agreement (including Section 5.01) or taken at the express written request of Buyer or its Affiliates, (x) the failure to take any action if such action is prohibited by this Agreement, or (y) the announcement, execution or consummation of this Agreement or the Transactions or the identity, nature or ownership of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, vendors, suppliers, distributors, lessors or other commercial partners, (j) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Buyer or its Affiliates or Advisors) (but, for the avoidance of doubt, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), or (k) the effect of any action taken by Buyer or its Affiliates with respect to the transactions contemplated by this Agreement or the financing thereof, except in the case of the foregoing clauses (a), (b), (c), (e), (f), (g) and (h), to the extent such changes, events, occurrences, developments or effects have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants engaged in the industries and geographies in which they operate.

“Merger Consideration” means the Stock Consideration and the Option Consideration payable in accordance with this Agreement.

“MGL” means the Massachusetts General Laws.

“Net Working Capital” means (a) the current assets of the Company and its Subsidiaries minus (b) the current liabilities of the Company and its Subsidiaries, in each case, (x) only for the line items set forth on the example calculation set forth on Exhibit B and (y) as determined in accordance with the Accounting Principles on a consolidated basis; provided that Net Working Capital shall not include (i) any Indebtedness, (ii) any Transaction Expenses, (iii) any Cash and/or (iv) any amounts in respect of Tax assets or liabilities.

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“Off-The-Shelf Software” means licenses for commercially available, unmodified, prepackaged, off-the-shelf Software used by the Company or its Subsidiaries that is not resold or redistributed by the Company and with an aggregate fee, royalty, or other consideration for any such Software or group of related Software licenses of no more than $250,000 per year.

“Open Source Software” has the meaning set forth in Section 3.14(i).

“Option Consideration” means, with respect to each Optionholder, the applicable Closing Option Payment plus any amounts payable to such Optionholder with respect to In-the-Money Options pursuant to Section 1.08.

“Optionholders” means the holders of the Options.

“Options” means the issued and outstanding options to acquire Common Stock pursuant to the Equity Plan.

“Order” means any judgment, order, injunction, decree, ruling, writ or arbitration award of, or any agreement with, any Governmental Body or any arbitrator.

“Owned Intellectual Property” means all Intellectual Property owned, or purported to be owned, by the Company or its Subsidiaries.

“Paying Agent” means Acquiom Financial LLC.

“Permitted Liens” means (a) any restriction on transfer arising under applicable securities Laws, (b) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established on the Latest Balance Sheet in accordance with GAAP, (c) purchase money Liens, (d) customary Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (e) Liens relating to Indebtedness included in the calculation of Merger Consideration pursuant to this Agreement, (f) mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business consistent with past practice for amounts not yet overdue, (g) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property and which are not violated in any material respect by the current use and operation of such Leased Real Property or the operation of the business of the Company and its Subsidiaries, (h) easements, servitudes, covenants, conditions, restrictions, and other similar non‑monetary matters affecting title to any assets of the Company or any of its Subsidiaries and other title defects that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (i) non‑monetary Liens in respect of all matters set forth on title policies or surveys made available by the Company to Buyer prior to the date of this Agreement that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (j) Liens that will be terminated at or prior to the Closing, (k) non-exclusive licenses to Intellectual Property granted in the ordinary course of business and (l)  Liens set forth on Schedule 11.01.

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“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and for any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of the Straddle Period that ends on the Closing Date.

“Pro Rata Portion” means, with respect to each Stockholder and each Optionholder, the percentage set forth on the Estimated Closing Statement under the column labeled "Pro Rata Portion" as updated from time to time by the Representative.

“Registered Intellectual Property” means all Owned Intellectual Property, or Licensed Intellectual Property that is exclusively licensed to the Company or its Subsidiaries, and is subject to registrations, applications for registration, or other filings with or issuances by any Governmental Body.

“Representative Holdback Amount” means an amount determined by the Representative and delivered to Buyer no later than two (2) Business Days prior to the Closing.

“Seller Parties” means the Seller Group and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.

“Stock Consideration” means, with respect to each Stockholder, the applicable Closing Stock Payment plus any amounts payable to such Stockholder with respect to Common Stock pursuant to Section 1.08.

“Stockholders” means the holders of Common Stock.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Net Working Capital” means negative $10,562,000.

“Tax” or “Taxes” means any U.S. federal, state, local or non-U.S. taxes, charges, fees, levies, duties or other assessments, including income, gross receipts, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, stamp, excise, occupation, sales, use, transfer, value added, lease, service, fringe

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benefits, license, premium, environmental or windfall profit tax, registration, capital stock, customs duty or other tax of any kind whatsoever, whether disputed or not (including any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or non-U.S. Law)), as a transferee or successor, by contract or otherwise, together with any alternative minimum or estimated taxes, including any interest or penalty related thereto.

“Tax Liability Amount” means an amount equal to the sum of any unpaid Taxes of the Company and its Subsidiaries for Pre-Closing Tax Periods as of the Closing Date (including any deferred payroll taxes), provided, that such amounts shall be calculated (i) as of the end of the Closing Date, (ii) consistently with past practice, except as otherwise required by Tax Laws or Section 6.07(g), after giving effect to any estimated Tax payments, overpayments of Taxes for prior taxable periods that can be used to offset taxable income, available net operating losses, and deductions attributable to the payment of Transaction Expenses and payments of Company Option Payments, (iii) by including in Taxes any withholding Taxes imposed on the Company and its Subsidiaries on amounts allocated or distributed to their owners, (iv) including any Taxes imposed on income includable pursuant to Sections 951 and 951A of the Code for the taxable year of the Company that includes (but does not end on) the Closing Date, assuming that the taxable year of the “controlled foreign corporation” giving rise to such income ends on the end of the Closing Date, (v) including any Taxes pursuant to Section 965 of the Code with respect to the Company’s Subsidiaries, and (vi) including any Taxes imposed on any advanced payments or deferred revenue that is not included in income by the Company and its Subsidiaries in Pre-Closing Tax Periods pursuant to Section 451(c) of the Code or Rev. Proc. 2004-34 (or any comparable provision of Tax Law).

“Tax Returns” means any return, declaration, claim for refund, report, statement,  information return, account, computation, assessment, registration and other documents relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Transaction Expenses” means, to the extent not paid by the Company or its Subsidiaries and incurred before the Closing, the amount (a) of all third-party fees, costs and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses, including amounts owed to Boston Consulting Group and Alvarez and Marsal) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any of its Subsidiaries in connection with structuring a potential transaction, engaging with potential buyers and negotiating and executing this Agreement and the other Transaction Documents and the consummation of the Transactions, (b) of all “single‑trigger” change in control or retention payments of the Company or its Subsidiaries payable to employees, officers or directors as a result of the Transactions and only if triggered without the requirement of any further action by the Company, its Subsidiaries or their respective Affiliates on or following the Closing (including any termination of employment) and (c) of all accrued but unused vacation, paid time off, sick leave, and personal holiday pay that any Retained Employee is entitled to as of the Closing Date; provided that in no event will Transaction Expenses include any fees, expenses or other liabilities (x) to the extent incurred by or at the direction of Buyer or Merger Sub, whether or not relating to Buyer’s, Merger Sub’s or their respective Affiliates’ financing, including obtaining any consent or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer, Merger Sub or their respective Affiliates in

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connection with the Transactions, including any fees payable to any financing institution or lender or the Company’s accountants on behalf of Buyer, Merger Sub or their respective Affiliates or (y) specifically allocated to another Party pursuant to Section 10.05.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger.

“Upper Bound Target Net Working Capital” means an amount equal to the Target Net Working Capital plus $500,000.

“Vested Option” means the portion of any unexercised Option that has vested or will be deemed to have vested in connection with the Transactions, in accordance with the Equity Plan, based on the Estimated Merger Consideration.

“Voting and Support Agreement” means that certain Voting and Support Agreement to be dated as of the date hereof executed by, among others, Stockholders sufficient to provide the Necessary Stockholder Approval.

“willful breach” means a knowing and intentional material breach that is a direct consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of a specific provision or covenant of this Agreement.

11.02Defined Terms.

Accounting Principles	70
Acquisition Transaction	41
Adjustment Amount	9
Adjustment Calculation Time	70
Adjustment Escrow Account	5
Adjustment Escrow Agreement	5
Adjustment Escrow Deposit Amount	70
Adjustment Escrow Funds	70
Advisors	71
Advisory Group	68
Affiliate	71
Aggregate Fully-Diluted Common Shares	71
Aggregate Option Exercise Price	71
Agreement	1
Antitrust Laws	71
Audited Financial Statements	15
Base Merger Consideration	71
Business Day	71
Buyer	1
Buyer Group	71
Buyer Parties	71
CARES Act	71
Cash	71
CCC	72
Certificate	72
Certificate of Merger	2
changes in accounting methods	72
changes in accounting principles	72
Closing	11
Closing Balance Sheet	7
Closing Capital Stock Merger Consideration	72
Closing Capital Stock Per Share Merger Consideration	72
Closing Cash	72
Closing Date	11
Closing Indebtedness	72
Closing Net Working Capital	72
Closing Option Payment	4
Closing Option Per Share Merger Consideration	72
Closing Statement	7
Closing Stock Payment	4
Code	72

DB1/ 117681674.1	81

Common Stock	1
Company	1
Company Board	1
Company Intellectual Property	72
Company Unaudited Financial Statements	15
Company’s knowledge	76
Confidentiality Agreement	73
Constituent Corporations	1
control	71
COVID-19	73
COVID-19 Measures	73
Dataroom	58
DGCL	73
Disclosure Schedules	12
Dissenting Shares	10
DOJ	54
Effective Time	2
End Date	51
Environmental Laws	73
Equity Plan	73
ERISA	73
ERISA Affiliate	73
Escrow Agent	73
Estimated Closing Balance Sheet	4
Estimated Closing Cash	4
Estimated Closing Indebtedness	4
Estimated Closing Net Working Capital	4
Estimated Closing Statement	4
Estimated Merger Consideration	73
Estimated Transaction Expenses	4
Excess Amount	9
Export Control Laws	73
Final Adjusted Merger Consideration	74
Final Common Stock Merger Consideration	74
Final Common Stock Per Share Merger Consideration	74
Final Merger Consideration	74
Financial Statements	15
Firm	8
Foreign Plan	30
Fraud	74
FTC	54
Fundamental Representations	74
GAAP	74
Government Closure	54
Governmental Body	74
Hazardous Substance	74
HSR Act	74
HSR Affiliate	74
HSR Approval	49
Indebtedness	75
Indemnification Obligation	45
Indemnified Persons	44
Information Presentation	75
Intellectual Property	75
Interim Period	76
In-the-Money Option	74
Key Customer	32
Key Supplier	32
knowledge of the Company	76
Latest Balance Sheet	15
Law	76
Leased Real Property	24
Leases	24
Letter of Transmittal	6
Liabilities	15
Licensed Intellectual Property	76
Liens	76
Lookback Date	76
Lower Bound Target Net Working Capital	76
Majority Holders	67
Material Adverse Effect	76
Merger	1
Merger Consideration	77
Merger Sub	1
MGL	77
Necessary Stockholder Approval	13
Net Working Capital	77
Notice of Disagreement	7
Off-The-Shelf Software	78
Open Source Software	26
Option Cancellation Agreement	3
Option Consideration	78
Optionholders	78
Options	78
Order	78
Other Indemnitors	45
Owned Intellectual Property	78
Parties	1
Party	1

82

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Paying Agent	78
Paying Agent Agreement	5
Payoff Letters	5
Permits	18
Permitted Liens	78
Person	79
Plan	28
Pre-Closing Tax Period	79
Prior Acquisitions	15
Pro Rata Portion	79
Projections	59
Protected Seller Communications	60
R&W Insurance Policy	48
Registered Intellectual Property	79
Remaining Adjustment Escrow Funds	9
Remaining Stockholder	56
Representative	1
Representative Engagement Agreement	68
Representative Expenses	69
Representative Group	68
Representative Holdback Amount	79
Retained Employees	53
SEC	42
Second Request	54
Section 1542	58
Securities Act	34
Seller Group	60
Seller Parties	79
Settlement Date	8
Software	76
Stock Consideration	79
Stockholders	79
Straddle Period	79
Subsidiary	79
Surviving Corporation	1
Target Net Working Capital	79
Tax	79
Tax Liability Amount	80
Tax Returns	80
Taxes	79
Transaction Documents	65
Transaction Expenses	80
Transactions	81
Transfer Taxes	47
Upper Bound Target Net Working Capital	81
Vested Options	81
Voting and Support Agreement	81
WARN Act	16
willful breach	81

11.03Interpretation.  In addition to the definitions referred to or set forth in this Agreement:

(a)Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b)The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

(c)Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

(d)Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

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(e)All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(f)All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(g)Any document or item will be deemed “delivered”, “provided” or “made available” by the Company or the Representative, as applicable, within the meaning of this Agreement if such document or item (i) is included in the electronic Dataroom but only to the extent such information or documents were accessible to Buyer or its Affiliates and Advisors or (ii) actually delivered or provided to Buyer or any of Buyer’s Advisors in each case of clauses (i) and (ii) at least one (1) day prior to the date of this Agreement.

(h)Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, unless otherwise expressly provided herein.

(i)Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

(j)Whenever this Agreement requires Buyer to take any action or contains a representation with respect to Buyer, where applicable or necessary to give effect to the Transactions, such requirement or representation shall be deemed to include an undertaking on the part of its Subsidiaries formed in connection with the Transactions to take such action and shall be deemed to include a reference to such Subsidiaries, as applicable, and whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action.

(k)The phrase “ordinary course of business consistent with past practice” and similar phrases will mean, with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice (and giving effect to any adjustments and modifications thereto prior to the date of this Agreement taken in response to or as a result of COVID-19 or any COVID-19 Measure).

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	ARENA HOLDINGS, INC.

By: /s/ Craig Livingston
Name: Craig Livingston Title: Chief Executive Officer

Representative:	FORTIS ADVISORS LLC

By: /s/ Richard Fink
Name: Richard Fink Title: Managing Director

Signature Page to Merger Agreement

Buyer:	PTC INC.

By: /s/ James E. Heppelmann
Name: James E. Heppelmann Title: Chief Executive Officer

Merger Sub:	ASTRONAUTS MERGER SUB, INC.

By: /s/ Stephen Bouchard
Name: Stephen Bouchard Title: President

Signature Page to Merger Agreement